[redacted]

08003742

xstrata

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Monday, July 07, 2008

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of April, May and June 2008. Further please find our Annual Report 2007 and Sustainability Report 2007.

Yours sincerely,

Brigitte Mattenberger
Corporate Affairs

PROCESSED
JUL 15 2008
THOMSON REUTERS

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File
Number 82-34660

xstrata nickel

NEWS RELEASE

INUIT COMMUNITIES RECEIVE $32.6 MILLION IN PROFIT-SHARING FROM XSTRATA NICKEL'S RAGLAN MINE

Quaqtaq, Nunavik (Québec), April 3, 2008 – Xstrata Nickel is pleased to announce that it has presented a cheque in the amount of Cdn$32.6 million to the Makivik Corporation, representing the local Inuit communities' share of the profits generated in 2007 by the Raglan nickel mine operation, located in the Nunavik Territory of Northern Quebec.

This yearly profit-sharing is part of the Raglan Agreement, a comprehensive agreement signed on February 28, 1995 with Makivik and local Inuit communities. The agreement supports the harmonized relations and fostering of opportunities between Xstrata Nickel and local populations and their representatives in areas such as training, hiring of local businesses and environmental management.

Pita Aatami President of Makivik Corporation, stated: "This year's profit-sharing will be again put to good use in developing economic and training opportunities, which will contribute to the well-being of Inuit communities."

Ian Pearce, Chief Executive Officer of Xstrata Nickel, said "The Raglan Agreement addresses a variety of areas, including preferential hiring of qualified local Inuit personnel and businesses, environmental protection and mitigation, procurement and profit-sharing measures. To date Xstrata Nickel has delivered Cdn$58.6 million back to the community. We are proud of our strong relationship with the local communities and remain committed to fostering effective engagement with all stakeholders."

Xstrata Nickel's Raglan mining camp was constructed at a cost of Cdn$600 million and began production in 1997. In 2007, capital investments included Cdn$48 million to refurbish existing wharf facilities and Cdn$50 million to expand accommodation facilities. Exploration results have confirmed Zone 5-8 as the largest mineralized zone in Raglan's history, adding an estimated 4.5 million tonnes of inferred resources in 2007.

Raglan consists of three underground and one open pit nickel mines and a concentrator. Approximately 620 employees and 250 contractors work at Raglan. The mine site is linked by all-weather roads to an airstrip at Donaldson and to ship-loading facilities at Deception Bay. The ore from the mine is crushed, ground and treated at the Raglan mill to produce a nickel-copper concentrate. Milling capacity is 3,600 tonnes per day, with 2008 nickel capacity at the concentrator estimated at 24,000 tonnes of nickel-in-concentrate.

ends

Xstrata Nickel
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic, a high-grade sulphide mine and processing facility in Western Australia; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania, Araguaia in Brazil and Sinclair in Australia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 116,000 tonnes of refined nickel.

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Makivik Corporation
Makivik Corporation is the Inuit owned economic development company created following the signing of the James Bay and Northern Quebec Agreement (JBNQA) in 1975. It has the mandate to represent the 9,800 Inuit of Nunavik at the political level, and to administer the funds of the Agreement accorded to the Inuit ($90-million has been received over a 20 year period). Makivik owns subsidiary companies such as Air Inuit, First Air, Nunavik Arctic Foods, Nunavik Creations, Halutik Fuels, and jointly owns with other Inuit regional corporations Pan Arctic Inuit Logistics (PAIL) and Cruise North Expeditions.

Information:

Kitty Gordon
Communications Officer
Makivik Corporation
Tel: (514) 745-8880
Email: kgordon@makivik.org

Peter Fuchs
Director, Corporate Affairs
Xstrata Nickel
Tel: (416) 775-1523
Email: pfuchs@xstratanickel.ca

MOUNT ISA
MINES

MEDIA RELEASE

XSTRATA COMMITTED TO HEALTH OF MOUNT ISA COMMUNITY AND EMPLOYEES

Mount Isa, 11 April 2008

Xstrata's Mount Isa Mines today restated its commitment to the health of the residents of Mount Isa, including its employees and their families.

Chief Operating Officer Xstrata Copper North Queensland, Steve de Kruijff, said the company takes the issue of lead management in the community very seriously.

"We are working closely with key community stakeholders, especially the Mount Isa City Council and the Queensland State Government, to manage lead levels in Mount Isa.

"Naturally we are very concerned to hear about individual cases of high lead levels in local children, however it is not appropriate for us to comment on specific cases which are being managed through Queensland Health.

"We are also not aware of any legal action pertaining to individuals who have elevated blood lead levels.

"It is important for us to obtain the full results and analysis of the Queensland Health testing program of 400 children aged 1-4 years which concluded last December. Queensland Health expects this report to be released within the next six weeks.

"The full report will identify the priorities Queensland Health, the Environmental Protection Agency (EPA), Mount Isa City Council, Xstrata Mount Isa Mines and other community stakeholders need to act on in order to sustainably manage lead levels in Mount Isa.

"The reality is that lead is literally part of the foundations of our community and we all have a responsibility to ensure we manage our exposure to this naturally occurring mineral in our homes, gardens, workplaces and environment.

"Xstrata is committed to environmental management and improving its environmental performance in Mount Isa. We have comprehensive community monitoring through 15 monitoring stations operating 24 hours a day, seven days a week.

"We've already substantially improved our environmental performance including reducing emissions from our Mount Isa operations since 2000. We are also conducting more detailed studies into air, land and water emissions through the University of Queensland's Centre for Mined Land Rehabilitation (CMLR), by world renowned toxicologist Associate Professor, Barry Noller.

"The recent results reported by Xstrata's Mount Isa Mines in the National Pollutant Inventory (NPI) database are only estimations of emissions generated on site, and they do not relate to exposure in the community.

"Information about our environmental performance is provided to our employees and the Mount Isa community regularly through our publications and community briefings.

"We have also recently formed the *Living with Lead Alliance* to promote living with lead in Mount Isa and to ensure community health is maintained. The members of the Alliance include myself, the State MP for Mount Isa, Betty Kiernan, Mayor of Mount Isa City Council, Cr. John Malony, and representatives from Queensland Health and the Environmental Protection Agency (EPA).

"We're doing this because our number one priority is to make sure our operations are environmentally sustainable and that Mount Isa continues to be a safe place to live," he said.

ends

Xstrata Contacts

Melanie Edgar
Manager Community Relations NQ
Telephone +61 7 4744 2832
Mobile +61 7 423 820 701
Email medgar@xstratacopper.com.au

Jemma Schweikert
Community Relations Advisor
Telephone +61 7 4744 6552
Mobile +61 7 412 126 510
Email jschweikert@xstratazinc.com.au

Sue Sara
General Manager Corporate Affairs Queensland
Telephone +61 7 3295 7535
Mobile +61 7 411 206 090
Email suesara@xstrata.com.au

www.xstrata.com

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA ZINC:

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of

the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

RESPONSE TO THE INDEPENDENT PANEL'S ASSESSMENT OF CERREJÓN'S SOCIAL ENGAGEMENT PRACTICES

Bogotá, Colombia. April 2008

I. Introduction

In August 2007, Cerrejón and its shareholders invited four independent external experts to evaluate the Company's social responsibility programs, both past and present. The Panel's terms of reference specifically included the consideration of the mine's long term social impact and outstanding issues of concern.

The Panel was made up of four internationally recognised experts in the area of social development and was chaired by Dr. John Harker, President of the University of Cape Breton in Canada. It worked from September 2007 to February 2008. It also included: Salomón Kalmanovitz, Dean of Economic and Administrative Sciences at Jorge Tadeo Lozano University, and former member of the Board of Governors of the Banco de la República (Central Bank) of Colombia; Elena Serrano, of Casa de La Paz Foundation, a non-governmental organization with headquarters in Chile which promotes peace, social development, and environmental awareness; and Nick Killick of International Alert, a non-governmental organization based in the United Kingdom, dedicated to building peace in developing countries. To support their work, the Panel retained the services of an expert consultancy. The Social Capital Group, a consulting firm with offices in Perú and the United States, was chosen by the Panel to undertake detailed field work and assist in the development of their findings and recommendations.

Cerrejón management and its shareholders believe that the Independent Panel's final report[1] provides valuable insights into the resolution of a number of legacy issues and a sound guide to the future development of the company's environmental and social programs. Cerrejon is committed to implementing the Panel's recommendations, in consultation with its key stakeholders, to ensure a fair and lasting resolution of outstanding issues and a further enhancement of the company's social programs going forward.

This response provides a general description of Cerrejón's Social Responsibility Policy, an overview of the Panel's observations and recommendations and a description of the actions which Cerrejón is committed to take in response. In some instances these actions will build on existing programs and in others they will be new initiatives. Some actions will also require the engagement and support of third parties. Appendix 1 presents a summary of all the Panel's recommendations and Cerrejón's response.

II. Cerrejón's Social Responsibility Policy

In the area of social responsibility, Cerrejón always strives to achieve the best possible outcomes, rather than merely adhering to legal limits or minimum industry standards. Where local standards are lower than international standards, we seek to adhere to international standards in our activities. We strive to incorporate "best practices" and to measure ourselves against world-class companies. We do, however, recognize that there are legacy issues from past practices and some unintended consequences of the

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[1] The complete, unabridged, Final Report of Expert Panel can be found at: www.cerrejoncoal.com or www.xstrata.com.

mine's development that must be addressed if we are to fully achieve our social objectives.

Coal mining in Colombia, specifically in the Guajira region, has been an important social and economic catalyst. Throughout its more than twenty-five-year experience, Cerrejón has introduced significant change, most of which is positive. While we believe that the net balance is overwhelmingly favourable, some stakeholders have not benefited as they should. Where this has been the case this will be addressed. Cerrejón aspires to be a good partner for its workforce and their families, for its neighbours, for the region, for Colombia, and for all of those communities that benefit from the energy we generate.

Roads, electrical grids, and ancillary infrastructure are now present in the region as a direct result of coal extraction. A formal work ethos has been instilled; tens of thousands of permanent, well-remunerated jobs have been created. Although some provincial government institutions may still be weak, at least they are now present.

Cerrejón's current Social Responsibility Policy focuses on the following six critical issues:

- An overriding commitment to the safety and health of our employees and contractors.
- Respect for our workforce and our commitment to freedom of association and to maintaining a good and constructive relationship with the Union.
- Our pledge to our neighboring communities to work in partnership for mutual benefits so that the mine contributes to improved living standards and life chances
- Minimization of any possible adverse impacts on the environment and rehabilitation where such impacts cannot be avoided.
- Promotion of conduct that upholds and strengthens respect for human rights, and
- Promotion of greater transparency around the payment, distribution and uses of the tax and royalty wealth generated by coal mining.

As an independent operation, having three world-class shareholders, Cerrejón benefits from leading practices and global vision. Our industrial health program has been certified by OSHAS standards. We have embraced the Voluntary Principles on Security and Human Rights, and our implementation program has received global recognition. We aim to follow social engagement models such as Anglo American's Socio-Economic Assessment Toolbox (SEAT) and the Extractive Industry Transparency Initiative (EITI). All of these efforts are monitored by the company regularly and published in our annual sustainability report, which follows the Global Reporting Initiative (GRI) parameters. Cerrejón has also adhered to the Global Compact since 2005 and prepared an annual Communication of Progress report.

III. CERREJÓN'S RESPONSE AND COMMITMENTS

This section addresses the recommendations made in the Final Report of the Independent Panel. Our initial review has identified eleven (11) main issues and twenty four (24) specific action items within the report. Cerrejón has organized these topics and our responses and commitments as follows:

1. Matters relevant to Cerrejón's overall corporate culture
2. Comments on Cerrejón's social-engagement practices
3. Resettlements: current policies and legacy issues, particularly in the case of Tabaco
4. The Foundation System
   4.1 Engagement with Civil Society
   4.2 The Wayuu people – culture and employment
   4.3 Royalties
5. Security and the Voluntary Principles on Security and Human Rights
6. Environmental and health issues
7. Promoting the improvement of industry standards
8. Conclusions

1. Cerrejón's Corporate Culture

The Panel encourages Cerrejón to develop its own corporate character and initiate formal training to advance this objective. We fully embrace this recommendation, and while we believe that we are moving in that direction, we acknowledge that much more can be done. The shareholders also note the Panel's recommendation that they should continue to provide oversight, and where necessary support to the CEO in advancing the transformative efforts. Cerrejón's culture today results from a number of distinct influences that have been brought to bear since its inception including from Exxon, the Colombian Government, and local and international mining operations. While these entities have instilled many positive practices, mistakes have also been made and legacies remain. We are striving to learn from the past in order to consolidate a culture of our own and recognize that legacy issues must be addressed as part of this process.

In order to contribute to this process, Cerrejón has reorganized the areas responsible for engaging with external stakeholders. Consequently, asset-protection functions, communication activities, corporate and government affairs, and social-engagement functions (including the Foundation system) are now amalgamated under a Vice-Presidency. In addition the resources and focus devoted to these issues are being significantly increased.

A new management team has been assembled to address and improve all of these issues. Social impacts are being gauged objectively using measurable indicators of our progress towards achieving our goals, in conjunction with the previously mentioned GRI methodology and current international standards. Our annual sustainability report describes our goals, activities and actions, and as recommended by the Panel, it will be used to communicate our progress in advancing the Cerrejón culture.

As a socially responsible mining company, one of the core values being stressed and closely monitored is the implementation of policies and actions geared towards the long-term sustainable development of the people of La Guajira. To improve the quality of our work, we will further develop alliances with local and international NGOs to help us enhance the training of those employees who have responsibility for the implementation of social actions. Outside consultants will continue to be used to

support our activities in this area as appropriate. Building on existing programs, training will be provided to help transform the operating culture of the company.

Cross-Cultural Awareness Training

The mine is located in a region with a significant indigenous population: the Wayuu. Approximately 40 per cent of the region's 655,953 inhabitants are Wayuu. For this reason it is important to educate each one of our employees about this culture, so that they can understand and respect its history and traditions. For this purpose, we have engaged in cross-cultural awareness training. Training includes geographic location, resources, limitations, relationship with nature, language, ethnic and cultural identity, rituals, traditions, economy, and origins of the Wayuu. This promotes and fosters the understanding and respect of this community that shares territory with Cerrejón.

Cerrejón is committed to working towards an operational culture that gives priority to the way we interact with our stakeholders and one that instills in our operation cultural values and respect for all with whom the company interacts. We will develop a clear statement of our culture and values and, as recommended by the Panel, develop a training program to ensure all management and employees understand and live these values in their day to day work and decision making. We will use our Sustainability Report to communicate our progress on this important area.

2. Social Management

The Panel recommends that Cerrejón "retool" its social-engagement practices such that it is set up for excellence in social management in the same way that it is equipped for excellence in production. While efforts are already underway to address this, we will redouble our efforts to engage our stakeholders and actively seek their feedback in order to make improvements where necessary. Genuine engagement and transparency will be the cornerstone of the company's new approach.

This approach will be based on international standards and formal engagement programs have been established to improve and streamline the achievement of shared social-development goals. The program will be developed in consultation with our key stakeholders to ensure that engagement opportunities and information are appropriate to their needs. A fundamental objective of the program will be to ensure that local communities are fully informed of and have the opportunity to participate in decisions that may affect them.

3. Resettlements

Resettlements are understandably a very sensitive issue for all affected communities. We believe that resettlements should be treated as a development opportunity and that the disruption which they cause in other people's lives lays a significant responsibility upon us to proceed with full regard to best practice. We recognize that resettlements have been an issue of concern in relation to both former and current programs. We greatly appreciate the Panel's attention to this matter and value their recommendations.

Cerrejón agrees with the Panel's recommendation that an approach that emphasizes clear consultation and negotiation within agreed timeframes will enhance trust between the company and the communities. It is also agreed that the continued promotion of

collective as opposed to individual re-settlement is most likely to achieve the best long term outcomes. Furthermore, we commit to uphold the Panel's recommendation that resettlement should also be offered whenever the indirect or cumulative impacts of mining create significant constraints on a community's ability to sustain itself. We also recognize the importance of post-resettlement planning and ongoing monitoring of the condition of resettled communities as set out in the relevant IFC Performance Standard.

The company has designed a comprehensive resettlement policy, based on international standards, with the support of external institutions. In addition, organizational changes have been made to incorporate resettlement as a specific functional area in which progress is measured regularly by corporate performance-indicators. While we recognise that legacies remain from past practices, we are pleased that the Panel concluded that there was no evidence of any attempt to minimise compensation or to force people from their land by adopting a policy of community "strangulation." We would, indeed, condemn any such approach as incompatible with our values.

Our overall approach, as outlined below, has been reviewed and revised to take into account the Panel's recommendations.

- All procedures shall be subject to international standards and to legal mandates and observance by competent authorities.
- All affected stakeholders will have the opportunity to directly participate in the development of the resettlement plan and associated decision making processes.
- Timeframes will be developed in consultation with the affected communities and clearly communicated.
- Future living standards will be improved, or at a minimum will be the same as they had been in the traditional settlement.
- Cultural and social fabric will be preserved, respecting individual autonomy.
- Affected people are entitled to equitable compensation for disruption and any loss of access to land or property and assisted so that their socio-economic condition is as at least as favourable as it would have been if there had been no project intervention.
- Two-way communication channels will be maintained and fostered.
- Oriented resettlement processes with collective relocation of communities are now standard practice, even in the case of some families who prefer individual negotiation opting out of the group.
- Consistent with the above, thorough evaluation and determination of assets and impacts, a compensating response is developed to assure that affected population is duly indemnified and/or compensated.
- Our core zone of influence encompasses the communities located in the municipalities next to the mine operation, the railway, and the port.
- It is recognised that resettlement may be appropriate where a community is adversely affected by the indirect or cumulative impacts of mining.
- All consultative actions with various stakeholders are properly documented in formal minutes and distributed to all parties.

Tabaco

This resettlement, conducted several years ago has emerged as the most difficult social issue for Cerrejón and for the people involved. As a result, the company has created during the past year, with the help of specialized consultants, an action plan that has led to the formation of the community-generated "Tabaco Network for Endogenous Development" (in Spanish: "Red Tabaco", where "red" means network). Its purpose is to assist the former residents in recovering the "territorial security" they had while they lived there. The concept of territorial security includes economic security, social security, and human security. These encompass the exercise of rights such as food security, health, work, housing, respect for human rights, and education. This clearly exemplifies the Company's desire to work with this important segment of former residents to improve their livelihood. Much work has been done during the past twelve months and the community's response has been positive. Cerrejón and the Red Tabaco have a positive and progressing relationship.

Nevertheless, as the Panel rightly notes, there are some former residents represented by the Tabaco Relocation Committee (TRC) who are not part of this group and with whom we do not yet have a similarly positive relationship. Cerrejón agrees with the Panel regarding the need to engage in dialogue with the TRC to discuss the Panel's recommendations relative to Tabaco. To that end, we are proposing to meet with them to discuss a mutually agreeable way forward. Our expectation is that this will be facilitated by the involvement of a mutually agreeable independent facilitator or monitor and propose to suggest this to the TRC and all former residents. We also propose to suggest a firm timeframe, again in consultation with the TRC, within which we will collectively work to bring the outstanding issues to a close. We hope that this time frame will not extend beyond the end of 2008.

The process will include consideration of the Panel's recommendations that all former resident families be invited to constitute a collective to work a communal plot of land. Cerrejón will also seek to uphold the Panel's recommendation that the monies currently in escrow for compensation should now be paid, with an inflation correction plus interest, to all those entitled. Cerrejón has also been working with the Red Tabaco group to progress the Panel's recommendation of a development bursary which has allowed nearly 25 productive projects to start.

We also support the suggestion of the Panel to carry out a symbolic reconstruction initiative that will result in community identification and strengthening. This will need to be driven by the aspirations of the community but could include a community centre and/or church as agreed with the former residents. We will work with all former residents to determine the support for such an action and what would be most relevant and valued by them.

Cerrejón cannot resolve the legacy issues arising from the Tabaco situation without the support of those affected and, as suggested by the Panel, this needs to be a truly participatory consultative process. Our commitment is clear: we want to work together with all former Tabaco residents to find lasting solutions and our objective is to achieve resolution of all outstanding issues within an agreed timeframe. Cerrejón commits to publicly report on the progress made on these issues on a six-monthly basis until they are resolved. The reports will be agreed by the independent facilitator. The first report will be published in October 2008.

Ongoing Processes:

We are working with the communities of Roche, Patilla, Chancleta, and Tamaquito to assist their resettlement to nearby locations outside the coal leases. We recognize that in the past the residents of these communities within the mine lease area have not benefited from the economic activity generated by the mine in a manner which is appropriate, given their needs and proximity.

Post-relocation social programs are being implemented with the community of Oreganal. This specific initiative was started in 2006 and is showing positive results in increased community participation and empowerment. Cerrejón's firm intention is to try to improve the living conditions of these communities. The net result of Cerrejón's presence in the region should be a measurable improvement of their quality of life; anything less is unacceptable to us and many of our stakeholders.

The resettlement activities include a set of economic, social, and educational plans that are community-specific, and oriented towards the improvement of living conditions. A fully participatory consultation process has been the norm for all recent resettlement negotiations (Roche, Patilla, Chancleta and Tamaquito). The Panel's report indicates that there may not yet be as high a level of trust as we believe to be vital in moving the processes forward, which indicates, at the very least, a need to improve our communication efforts. We are committed to a transparent process in which all those affected can have confidence.

Cerrejón has learned from the past. Resettlements must be handled with professionalism, rigour and sensitivity and the utmost importance is being attached to them. We will continue to review our procedures in the light of feedback from the communities involved and the advice of others to ensure that they represent best practice and deliver on our objective to ensure the people involved are better off as a result.

4. Cerrejón Foundations System

Cerrejón acknowledges the Panel's recommendation that it explore how it can more effectively contribute to sustainable development in La Guajira. To this end, we will further strengthen our social-responsibility actions for the long term benefit of the communities and to seek sustainability for the people of La Guajira. The Company's "Cerrejón Foundation" has been actively working with the community since 1984. We are now multiplying this effort by creating a *System of Foundations* with four, specialized focal points centered upon La Guajira's pivotal, priority problems. This System will continue to seek even greater social-management depth and focus to promote and support sustainable development projects in La Guajira.

The new Foundation System includes:

- *Cerrejón Foundation for Progress in La Guajira:* Focused on promoting entrepreneurial, private sector, productive and self sustaining business projects to guarantee sustainable development in the region.

- *Cerrejón Foundation for Water in La Guajira, Aqua-Guajira:* To fight desertification and to develop practical, simple and replicable solutions to clean water shortage, especially in the rural communities of La Guajira.

- *Cerrejón Foundation for Indigenous Development in La Guajira:* Dedicated to working with La Guajira's indigenous communities to improve their living conditions while maintaining and nurturing their cultural values.

- *Cerrejón Foundation for Institutional Strengthening in La Guajira:* The vast resources generated by La Guajira's mining wealth (royalties paid by Cerrejón in 2007: close to US$130 million) are key to its development. This cannot happen without strong institutions and able, educated public officials in an environment of transparency and effectiveness. The Foundation aims to partner with relevant institutions to help ensure that those conditions are achieved and that investment of La Guajira's wealth from mining royalties and other sources results in the sustainable elevation of living standards in the region.

The Panel recommended that Cerrejón develop the strategic objectives and specific activities in consultation with the relevant stakeholders. We intend to do this and will publicly report our progress annually through the company's sustainability report.

We fully agree with the Panel's recommendation that we should further encourage the participation of international development agencies, donor governments and multi-lateral institutions. Good progress is being made in this regard and we are in the process of developing alliances —both national and international— to apply proven programs, funds and resources to different regional development programs.

The Panel's advice that good governance will be fundamental to the long term success of the Foundations is well made and their recommendations will assist in the further development of our approach. We have sought to ensure that each of the Foundations have high caliber Executive Directors, selected for their knowledge, expertise, and management skills Each foundation will also have a world-class independent Board of Directors, which will provide oversight, expertise and experience.

The Foundations are interacting with local provincial and municipal governments in order to help them achieve their stated goals (e.g. supporting the preparation of the Regional Development Plans) and to secure their participation in the Foundation's programmes. The Directors contribute their time and experience as participants in other institutional committees such as: water coverage, support for the strengthening of the judicial system, and competitiveness, among others.

During 2007, Cerrejón invested, after paying our tax and royalty obligations, over US$5 million in its direct social responsibility actions. Today, La Guajira's economy depends significantly on coal exports (about 50%). The Company's intention is to help generate the means and alternative projects for the Guajirans to take advantage of the mining wealth resources, to prepare for a better, sustainable future and one that reduces dependence upon and diversifies away from coal mining.

Cerrejón is committed to improving the transparency of its payments to government and to working with others to facilitate proper scrutiny of how such revenues are accounted for and deployed – see *Section 4.3 – Royalties.*

4.1 Engagement with National and International Civil Society Organizations

As noted above, we fully support the Panel's assertion that Cerrejón should work to attract many more local and international institutions to work in La Guajira. In order to enable Cerrejón to tap into the experience and expertise of civil society organizations both local and international in a more systematic way, the Foundations System will act as a vehicle to attract development programmes, aid and the engagement of civil society organizations. Their actions, in the form of specific projects with very precise goals, will be complementary to those carried out directly by Cerrejón. Currently, we are working, among others, on the following projects:

- Fulbright Commission, a Scholarship program for advanced studies in the United States. Cerrejón is funding post-graduate studies for graduates who were born in La Guajira and who will return to work there upon graduation. This complements the 4 year-old Excellence Scholarships where the Cerrejón Foundation System completely funds five year undergraduate studies for the top ten high school graduates in La Guajira every year. 40 students have benefited to date.
- Entrepreneurs for Education Foundation - "Empresarios por la Educación" a Colombian NGO, to conduct a census of the educational infrastructure in the region, and software that allows better planning for infrastructure and education was given to the Regional Education Board.
- Children's Day Foundation - "Corporación Día del Niño", improvement of child-development in playing rooms – *ludotecas* - program in cooperation with the municipalities of Albania, Uribia, and Fonseca.
- "Corpoeducación" a local NGO, projects to improve schools in Albania, Hatonuevo, and Papayal..
- National Technical Education Service - SENA, several programs to train technicians who are then employed by Cerrejón, many of whom come from the areas to be resettled.
- USAID and Colombian Government agencies to start new socioeconomic development projects in agriculture and micro loans, initially worth more than US$200K per year. Started in 2007. The Cerrejón Foundation for Progress manages and allocates those funds in the region.
- Aid to Artisans—an American NGO, a project oriented towards the Wayuu community to strengthen craftsmanship. Bearing in mind that craftsmanship is considered one of their main production and sustenance activities, the company promotes craft activities among the natives of La Guajira Department. We fund projects that create commercial products characterized by their originality and beauty, and assist the communities to develop these activities into sustainable sources of income.
- International-Alert, a peace-building NGO in support of activities in Colombia. Cerrejón became a pilot program for the evaluation of how a private enterprise can engage in Human Rights promotion.
- Nutrition program with ICBF, the Government Institution dedicated to improving the standards of childhood life.
- Strengthening ethnic education – intercultural bilingual program in Kamusuchiwo'u indigenous School in the "Alta Guajira". 800 children fully enrolled, over 100 boarding at the school.
- Young Soccer Players Talent program.
- Prevention of HIV/AIDS program, Health Brigades Program with international monitoring of the International Federation of Chemical, Energy, Mine and General

Workers' Unions - we are delighted that the ICEM values this program as highly as we do and look forward to continuing to build on our success to date.

The Foundation System has the legal capacity and the social recognition to enable it to attract strategic partners, development aid and government funds. In this way, building on the recognized management effectiveness and transparency of the Cerrejón team over 27 years, the System can enhance the effects of sustainable development and poverty reduction in La Guajira. Furthermore, the coordinated work between the Social Responsibility and Environmental Departments of Cerrejón, in conjunction with the System, guarantees the overall achievement of sustainable development parameters.

The new Foundations will provide additional support to productive projects, water solutions, institutional strengthening, and more focused work on the indigenous population. These are in addition to the projects the Social Responsibility Department currently has underway in the areas of education, health, culture, and sports.

As previously mentioned, Cerrejón and the Foundations already have several projects in place, but the above-mentioned new efforts have just begun. It is our aim to involve some of the Peace-building NGO's as partners in our projects. While we believe we have already engaged numerous international NGOs and other civil-society organizations, La Guajira is clearly in need of more help. Cerrejón will work to encourage others to join in its efforts, both directly and through its Foundations.

To assist with this objective, Cerrejón, with shareholder support, will host a "Forum for Regional Development" no later than the first quarter of 2009, inviting additional international NGOs, civil society groups, government and companies to participate in the development of joint strategies and action plans.

4.2 Wayuu – Culture and Employment

We acknowledge the Panel's view that the Wayuu are a particularly vulnerable segment of the local population and that to date, they have not benefited to the same extent as some others. We agree that this must be addressed as a central element of Cerrejón's social responsibility practices going forward.

Close to 40 per cent of the population of La Guajira is indigenous, belonging to the Wayuu ethnic group. In 1982, the Company initiated the PAICI (Comprehensive Aid Plan for Indigenous Communities), through which it has developed programmes in education, health, protection of cultural heritage, and socio-economic development of the indigenous population of La Guajira.

In order to further enhance our socio-economic development activities with the Wayuu communities, the Cerrejón Foundation for Indigenous Development in La Guajira will manage PAICI and will continue to develop its actions with the Wayuu communities. Ethno-education programmes, aimed at preserving the language and culture of the Wayuu, are being reinforced within the Social Management Division of Cerrejón, which currently has several projects in place, including the following examples:

- Food and Nutrition Support Program – "Apoyo Alimentario y Nutricional" - in agreement with: the ICBF (Instituto Colombiano de Bienestar Familiar): Ayatajirawa - Trabajo en Común – Working Together, Hogares Comunitarios de Bienestar y Materno Infantil.

- Basic Sanitation, Health, and Hygiene Program – "Saneamiento Básico Integral SBI": This project is geared towards training and preventive actions to improve the quality of life in aboriginal communities. It includes a Housing component with the participation of Anna Watta Kai Foundation, Public Utilities of Medellin (Empresas Públicas de Medellín -EPM), ICBF (Instituto Colombiano de Bienestar Familiar), University of La Guajira, SENA (Servicio Nacional de Aprendizaje), and the Municipality of Uribia.
- Water Management Program – "Abastecimiento y Manejo de Recursos Hídricos"
- Productive Projects Program with the Presidential Agency for Social Action: 18,750 people are covered by this Project.
- Small-business development program that covers the aboriginal "resguardos" of Trupio Gacho, San Francisco y Provincial, as well as the "Rancherias" along our railroad, and is carried out with support from SENA.

Cerrejón agrees with the Panel's recommendation that more needs to be done to enhance the skills, employability and access to opportunities of Wayuu community members such that they are better able to participate in local businesses development opportunities in the region. To address this issue the Cerrejón Foundation for Indigenous Development in La Guajira, together with the Cerrejón Foundation for Progress in La Guajira, will develop a special education and training program. Building on existing efforts, the program will be developed in consultation with the Wayuu communities, government, NGOs and other agencies contributing to development in the region. The program will be presented and discussed at the development forum outlined section 4.1.

In 2008, the Foundations signed an agreement with SENA (National Training Services) for the training of 1000 Wayuu youth in diverse entrepreneurial skills, which will later be turned into productive projects. In 2007, in a similar program sponsored by the former Cerrejón Foundation, 800 Wayuu were trained and 20 community projects were formed. Two of these projects were awarded national prizes and received financing from government agencies.

We recognize that in earlier years insufficient effort was made to equip members of the Wayuu community with the skills needed by the operation or to reach out to them in this respect. Cerrejón is currently committed to have at least 20% of its new workforce made up of inhabitants from neighboring communities and indigenous population. We have today 161 Wayuu (3.2% or the total work force) hired; and last year, 36% of new recruits were from neighboring communities. It is important to note that 60% of Cerrejón's labor force comes from La Guajira. We will publicly report our progress through our sustainability report.

Cerrejón's Social Management Division, together with the Cerrejón Foundation for Progress in La Guajira, will aim to ensure that activities are implemented which enable local people to acquire the necessary skills to gain employment both with Cerrejón and with other companies.

Our initiatives will be supported by local institutions such as SENA and universities, as well as international institutions. Young men and women of the communities were recruited for educational and training programs both during and after the resettlement process (INFOTEP in San Juan; SENA in Riohacha, High-School grade-improving). They will be evaluated later for future employment, by Cerrejón and its contractors.

Some figures from 2007: several residents of Patilla and Chancleta who were assisted in obtaining legal documentation, received scholarship training at SENA, internal training in Cerrejón, and are being evaluated for direct employment; a young woman and two young men from Tamaquito are being examined for SENA training; a social program agreed on with Oreganal community in early 2007 has hit outstanding goals such as 33 SENA trainees, educational upgrades for 57 high school students, 16 are attending a technology institute and four students are at La Guajira University; , Cerrejón has recruited 12 young people as trained operators; contractors have hired 14 workers; and four students from Roche are upgrading their high-school grades.

Cerrejón will obtain specialist academic advice in enhancing its efforts to promote ILO Convention 169, as well as "gender- promotion" issues, to which it is deeply committed.

As recommended by the Panel, the new Foundation, along with our Social Management Division, will develop plans to recognize burial sites along the railway, and in other locations during 2008. They will do this with the involvement of the elders and the traditional authorities of the Wayuu communities and ensure that any actions have the full support of the local communities.

The Panel has recommended that we rename the Highway in recognition of Wayuu people. Again we will seek the involvement of the traditional authorities and the leaders of the Wayuu communities to determine the most appropriate method of implementing this recommendation. With the support of the local communities, we will aim to complete by the end of 2008.

The Panel's recommendation that the community at Media Luna be socially reunited is supported by Cerrejón but clearly can only happen with the consent and participation of the Wayuu clans involved. Cerrejón management will facilitate discussions with the Wayuu clans involved, to determine their aspirations and to define the areas in which Cerrejón can support this community to achieve its aims and address its socio-economic concerns. The Progress and Water Foundations have clear mandates to support the indigenous population in two of the areas of critical need: unemployment and access to water and their support will be available to the community. In consultation with the community, a support program will be developed within 6 months.

The Progress Foundation, along with SENA and INVEMAR, is currently co-financing a production project for oysters in the Media Luna area. Employees for this project are being selected in the region.

Currently, a water-supply project is being managed by two formerly-conflicting communities in Media Luna. The management of water distribution is shared jointly. Future water projects will consider service delivery to that area as a whole, and will incorporate similar methods of trust-building among the various clans within the Wayuu people.

4.3. Royalties

Since Cerrejón's inception, a total of $874 million dollars in royalties have been generated. Eighty-four per cent (84%) of these royalties have remained in La Guajira, and have been geared to implement ambitious social and economic-development projects. Cerrejón is a strong supporter of the Extractive Industries Transparency Initiative (EITI) and will continue to publicly report its royalty and tax payments.

Cerrejón is fully committed to the long-term sustainable development of La Guajira. It is understood that the company cannot supersede the government and its institutions. However, we can support citizens in holding the elected representatives and the local government accountable to the people.

Cerrejón agrees with the Panel's recommendation that the Company should explore means of disseminating its publication of all payments to government more widely, including through the local media. Cerrejón will include this information in community and other stakeholder meetings to stimulate awareness and debate. The report also recommended that Cerrejón should encourage the establishment or growth of organizations capable of sustaining civil society's engagement in the management of royalty payments and in the monitoring of their use and that the company should work to strengthen the capacity of government to manage these funds in a transparent and accountable manner. The Cerrejón Foundation for Institutional Strengthening has been established to progress this work in cooperation with international multilateral development organizations, civil-society organizations, and NGOs committed to institution-building efforts. This includes better planning and implementation of government actions, with transparency and accountability. Cerrejón will remain attentive to the situation and do the required follow-up to ensure that these goals are attained.

Cerrejón has also supported the creation and promotion of a grassroots movement to monitor the use of royalties, and the fight against corruption. We are working together, in the context of signed agreements, with government agencies such as the Vice-Presidency of the Republic of Colombia, and the Office of the National Comptroller.

Cerrejón will meet with relevant Colombian Government Departments to ensure the Company's support for EITI and its broad adoption within Colombia is understood.

5. Voluntary principles on Human Rights and Security

We fully agree with the Panel's view that any allegations of aggression by private security personnel employed by the mine or public security forces need to be vigorously investigated and remedial action taken if the allegations are substantiated. This has been and will remain the case, however, we recognize that putting in place transparent processes for handling complaints and a systematic mechanism for dialogue with local communities around security concerns would be valuable. We will explore the Panel's recommendations as part of our overall community consultation program.

Cerrejón will also remain engaged in the Colombian process to develop indicators relative to the Voluntary Principles. Our objective is to develop a system of indicators that will be readily accessible from the Internet to enable civil society and interested parties to follow-up and monitor the progress in this area. The indicators for the Voluntary Principles implementation follow-up address processing complaints about security issues.

Voluntary Principles implementation strategy:

Since 2005, Cerrejón has had an agreement with the independent NGO *Fundación Ideas para la Paz – FIP* - to help the company develop a Voluntary Principles implementation strategy. This task includes:

- General recommendations on how to include the VPs in our management systems;
- Training on the VPs of public and private security personnel, and community members;
- Discussion of a risk-analysis methodology for the Protection division;
- A detailed analysis of the weaknesses and strengths of current matrices;
- Suggestions as to how to redesign matrices to take into account potential risk factors for reputation and legal liabilities;
- Guiding protocols for the relationship with private security; and
- Guiding protocols for the relationship with public security.

Human Rights Training

In 2004-2005, through an agreement between the company, the Human Rights Training Centre (CECADH), and the Ministry of Defence, Cerrejón carried out a three-phase training program on human rights and international humanitarian law for public security officials (Police, Army, and Navy).

Initially, the training was focused on public security forces. In 2005, it was extended to other state security organizations, private security contractors, the community, and Company employees. In 2006, it was further extended to include Indigenous authorities and leaders, civil and government authorities, and greater numbers of public and private security forces.

The Human Rights training program has covered 6,553 people. In 2007 alone, the Human Rights program worked with 1,352 Employees, 577 students in the Influence Area, 532 members of the public forces, 570 personnel of our Private security, and 342 people belonging to indigenous Communities. Cerrejón will continue expanding this program.

We will develop indicators of the success of our extensive human rights training as suggested by the Panel by the end of 2008. Progress will be reported through the annual Sustainability Report.

6. Environmental and Health Issues

Environmental and health standards:

Cerrejón acknowledges the Panel's findings that there is a lack of trust amongst the Union and local communities in relation to the company's environmental and community health issues. Our aspiration is to find means of increasing trust and confidence as the bedrock of our relationship with our internal and external stakeholders based upon the principles of engagement, responsibility; good environmental stewardship and transparency.

Cerrejón is committed to continuous efforts to identify and control the environmental and health risks related to every activity in which it is engaged. To that end, about US$130 million has been invested in environmental-action programmes since the beginning of our operations. These programmes include environmental-impact studies, systems and equipment for air and water quality-control, land rehabilitation programmes, systems for the efficient use of natural resources, acquisition of lands for compensation, programmes for the management of native flora and fauna, and environmental-monitoring and control programs.

Coal production, transportation, and shipping processes are executed using the best mining practices, fulfilling the environmental legal requirements of the country and international standards. Based on the results from the air and water-quality monitoring network in the surrounding communities, we can assure and demonstrate that our operations have not caused the deterioration of the natural resources or the surrounding communities. To ensure and improve the progress in Health, Safety, Environment and Communities, Cerrejón implemented the Operational Integrity System (SIO), which offers a series of parameters oriented to the prevention and minimization of the risks of the operations' activities. Cerrejón has been certified in the standard ISO 14001 for its environmental-management system and in OHSAS 18001 for its Occupational Health and Safety Programs. We have gained national and international recognition for our environmental programmes.

The air-quality-monitoring program demonstrates that dust levels are below the maximum-permitted limits established by Colombian environmental authorities, which are consistent with international standards (Minambiente -Ministry of the Environment-Res.601/April, 2006). The results of air and water quality are reported to Minambiente and Corpoguajira, the regional environmental authority, on a semi-annual basis. These authorities perform frequent environmental follow-up visits and audits to our facilities and control systems.

<u>Air Quality:</u>

To ensure that air quality remains inside the legal levels established by the EPA (Environmental Protection Agency) (Breathable particles -PM10: 50 micrograms per cubic meter 37, and total suspended particles -TSP: 100 micrograms per cubic meter - annual average) in the neighbouring communities, the following control measures exist:

- continuous watering of the haul roads with a fleet of 18 tanker trucks (20 thousand gallons capacity each);
- dust-suppression systems in all the coal transfer places;
- covered conveyor belts and storage silos to load trains with adequate control of emissions;
- early land rehabilitation program to reduce emission by air erosion in low vegetation lands;
- speed control in transportation ways; and
- temporary or permanent closing of internal roads when they are not required for the operation.

The efficiency of the control measures and the compliance with air-quality standards is verified through a network of 18 monitoring stations, located downwind as well as upwind from the Mine and the Port. They measure total suspended particles (TSP) and breathable dust (Pm/10).

The results obtained, which are sent to competent environmental authorities, the Ministry of the Environment, and Corpoguajira, indicate that dust concentration at all stations fully comply with regulations with regard to daily, as well as annual, standards.

Cerrejón agrees with the Panel that third party verification of the Company's environmental monitoring results will help build trust and confidence in the programs. To this end we will work with the Union and community groups to identify the best way to implement a workable participatory monitoring program including third party validation. The Panel's suggestion of partnering with local universities will be

considered as part of this process. As a minimum we will include third party review of our Sustainability Report. Our aim is to have this process in operation within 12 months.

7. Industry-Standards Improvement

To this end, Cerrejón is working with the Ministry of Mines to improve local industry standards. We have presented a series of educational forums in the different municipalities of the country. Their purpose was to train miners, especially from small and medium companies in the central area of Colombia, on industrial safety for the prevention of accidents and to create awareness about safety at work. This was a result of the high accident rates and noncompliance with regulations of (mostly artisanal) mines.

We agree that more needs to be done in this sector that carries negative historical baggage. At Cerrejón, we believe this is part of our corporate responsibility and will continue to look for opportunities in which we can help promote the adoption of consistently high standards. We will liaise with Government, industry associations, and SMEs (small and medium enterprises) to help facilitate a workshop to share good practice and progressive standards in the areas of particular concern.

IV. Conclusions

The comprehensive independent review of our social processes has been a very constructive experience for Cerrejón. The issues addressed by the Panel and their consultants are key to upholding our social license to operate and we are committed to following through on all the recommendations within a defined timetable. We firmly believe that adopting the recommendations will enhance the engagement process we have in place with our stakeholders and thus we expect they will also welcome the Panel's advice.

Cerrejón believes important and positive changes have already been introduced in recent years to its social engagement structure and culture. Nevertheless we agree that still more is needed and we will continue to focus our efforts on continuous improvement. Carbones del Cerrejón aspires to be recognised as a world-class organization and any behaviour or practice that is deemed not to be best international practice will be rectified. The panel has suggested clear areas for improvement and we will address these as a matter of priority

Topics such as our resettlement processes, past and present, are contentious and we will redouble our efforts to address the legacy issues and ensure consistently positive outcomes in the future. Cerrejón is open to new approaches such as the one proposed by the Panel for Tabaco and will offer independent arbitration in an effort to address the current breakdown in communication with the TRC. We are positively willing to engage all former residents and we hope that they have a reciprocal desire. We appreciate the Panel's fair assessment of our current resettlement policies. In working with the four communities which are scheduled for resettlement we recognize the imperative of in-depth and comprehensive consultation, transparency and confidence that we are committed to outcomes that aim to improve their quality of life and access to opportunities.

Our outreach programs have been enriched with new mechanisms such as the Cerrejón Foundation System and we feel confident this approach will enable us to deliver on the Panel's recommendations. This is a field rich with possibilities and we are excited by the prospect of further advancing Cerrejon's role as positive force for change in the region.

La Guajira is a region with great potential. Other than Cerrejón there have been very few examples of organised economic activity which can uplift the quality of life for the region's inhabitants. As a private enterprise we can do much, but we need to be clear about the legitimate boundaries for our independent action. Cerrejón aspires to, and is firmly committed to, helping generate conditions for long term sustainable development for the region, but we cannot, and do not want to replace the State. In matters such as the provision of core infrastructure and income distribution it is the State which is responsible, not private enterprise.

We are pleased with the Panel's balanced assessment and greatly appreciate the constructive way in which all stakeholders have participated in the process. The Panel has given guidance in that matter both for us and for our critics. We are confident that all stakeholders who are genuinely interested in the well being of the people of La Guajira will positively engage with us, with our Foundation System and with civil society there, in the search for real change and for improvement of their quality of life. We hope we can all benefit from this exercise and work together for a better future for La Guajira and for Colombia.

Appendix 1

Cerrejon Social Responsibility – Panel Recommendations and Management Response		
Panel Recommendations		**Cerrejon Response**
Cerrejon's Corporate Culture		
1	Cerrejon must develop its own corporate character and image to differentiate itself from antecedent companies (Intercor and Exxon). Cerrejon's corporate culture and image should be built on both its own interest and the interests of local communities in La Guajira.	Cerrejón is committed to working towards an operational culture that gives priority to the way we interact with our stakeholders and one that instils in our operation cultural values and respect for all with whom the company interacts. We will develop a clear statement of our culture and values and communicate broadly to our employees and stakeholders.
2	Cerrejon should initiate training to advance the transformation of the company's operating culture and publicly report on its progress (including overall training programs).	As recommended by the Panel, we will develop a training program to ensure all management and employees understand and live the company's values in their day-to-day work and decision making. We will use our Sustainability Report to communicate our progress on this important area.
3	Cerrejon should implement a process of "re-tooling" with respect to the management of social impacts.	A new management team has been assembled to address and improve all aspects of our social programs. An enhanced community engagement program will form a critical part of our new approach. This will be developed in consultation with our key stakeholders to ensure that engagement opportunities and information are appropriate to their needs. A fundamental objective of the program will be to ensure that local communities are fully informed of and have the opportunity to participate in decisions that may affect them.
Social Management		
4	Shareholders and senior management should recognize that to date success in production has been more marked than success in building trust with the local community. An approach that goes beyond strict legal compliance will be important in addressing this issue.	A new approach is being implemented based on international standards. We will use our sustainability report to promote our achievements and discuss our challenges.
Resettlements		
5	It will be necessary for action on Tabaco to be accompanied by the realization that there may be hold-over issues from earlier efforts which come to the fore again, requiring comprehensive and planned action. Cerrejon should address the situation of all the Tabaco families, regardless of their stance on negotiation in 2002. This kind of solution will only be	Our overall approach to resettlement has been reviewed and revised to take into account the Panel's recommendations. Particular attention will be given to the development of clear timeframes in consultation with the affected communities. Our expectation is that resolution of the Tabaco issues will be facilitated by the involvement of a mutually agreeable independent facilitator and propose to suggest this to the TRC and all former

	sustainable if it is supported by a fully participatory consultative process involving all stakeholders, which should be commenced as soon as possible.	residents. We also propose to suggest a firm timeframe (not exceeding beyond the end of 2008), again in consultation with the TRC, within which we will collectively work to bring the outstanding issues to a close. Through this process, Cerrejón will seek to uphold the Panel's recommendation that the monies currently in escrow for compensation should now be paid. Cerrejón will continue to work with the Red Tabaco group to progress the Panel's recommendation of a development bursary.
6	All parties should focus on what can now be done to help divided communities and otherwise affected communities share better in the positive impacts of mining at Cerrejon.	In addition to the specific actions to enhance our community contribution, we also support the suggestion of the Panel to carry out a symbolic reconstruction initiative that will result in community identification and strengthening. We will work with all former residents to determine the support for such an action and what would be most relevant and valued by them.
7	Cerrejón should recognize that resettlement processes based on international standards should be triggered not only when physical resettlement is required, but also when a community is affected by the very proximity of the mine and its impact on other communities.	Cerrejón agrees with the Panel that resettlement may be appropriate where a community is adversely affected by the indirect impacts of mining. This concept has now been incorporated in our resettlement principles.
8	A broad conception of "affected community" must be embraced by Cerrejon as a key driver of its approach to both resettlement and good neighbourliness, including how it deals with communities who are "affected" but not "displaced".	
9	Cerrejon should view past resettlements as liabilities which need to be addressed through a new approach that emphasizes clear consultation and negotiation practices and strategies. It may also be appropriate for Cerrejon to continue to promote group as opposed to individual re-settlement, as is advocated in modern standards covering re-settlement.	Our overall approach to community resettlement has been reviewed and revised to take into account the Panel's recommendations.
Cerrejon's Foundation System		
10	Cerrejon's aim should be to explore how its existing role and capacity can be better harnessed for sustainable and equitable socio-economic development in La Guajira.	Cerrejón acknowledges the Panel's recommendation that it explore how it can more effectively contribute to sustainable development in La Guajira. To this end, we will further strengthen our social-responsibility actions for the long term benefit of the communities and to seek sustainability for the people of La Guajira.
11	Each Foundation's strategic objectives	Agreed. Cerrejon will work with the relevant

	and specific activities need to be developed through an extensive and participatory consultation process with relevant stakeholders. These should be published and disseminated, both as a means of providing clarity and as a way of managing expectations.	stakeholders to develop the strategic objectives and specific activities for each Foundation. We will publicly report our progress annually through the company's sustainability report.
12	The independence of the Foundations should be strengthened and made explicit, with particular attention given to ensuring that the Foundations are acknowledged as being properly informed, expertly guided and sufficiently independent.	The Panel's advice that good governance will be fundamental to the long term success of the Foundations is well made and their recommendations will assist in the further development of our approach. We have sought to ensure that each of the Foundations have high calibre Executive Directors, selected for their knowledge, expertise, and management skills, with world-class Boards of Directors.
Engagement with Civil Society		
13	Cerrejon should increase efforts to encourage and attract civil society organisations, Colombian and international development agencies, donor governments and multi-lateral institutions.	We fully agree with the Panel's recommendation that we should further encourage the participation of international development agencies, donor governments and multi-lateral institutions. Good progress is being made in this regard and we are in the process of developing alliances —both national and international— to apply proven programs, funds and resources to different regional development programs. To assist with this objective Cerrejón will host a "Forum for Regional Development" inviting additional civil society groups, government and companies to participate in the development of joint strategies and action plans. The Forum will be held no later than the first quarter in 2009.
The Wayuu - Culture and Employment		
14	The key focus for future Cerrejon social responsibility practices should be addressing the fact that the Wayuu have benefited the least by the mine's presence, while they are the most vulnerable and the most impacted segment of the local population.	We acknowledge the Panel's view that the Wayuu are a particularly vulnerable segment of the local population and that to date, they have not benefited to the same extent as others. We agree that this must be addressed as a central element of Cerrejón's social responsibility practices going forward. To address this issue the Cerrejón Foundation for Indigenous Development in La Guajira, together with the Cerrejón Foundation for Progress in La Guajira, will develop a special education and training program. Building on existing efforts, the program will be developed in consultation with the Wayuu communities, government, NGOs and other agencies contributing to development in the region. The program will be presented and discussed at the development forum discussed under recommendation 13.
15	Cerrejon should develop a clear strategy and measurement indicators	Cerrejón is currently committed to have at least 20% of its new workforce made up of inhabitants

	to support it s policy commitment, which promises that 20% of newly hired workers will come from Wayúu communities.	from neighboring communities and indigenous population. We will clearly articulate our plans and publicly report our progress through our sustainability report.
16	Training for future local employees should be complemented by parallel process of business development support to enable local companies to meet the standards required by Cerrejon in delivering certain products and services.	In 2008, the Foundations System signed an agreement with SENA for the training of 1000 Wayuu youth in diverse entrepreneurial skills, which will later be turned into productive projects. We will report the progress of this program in our sustainability report.
17	The company could work with the Wayuu clans to organize ceremonies which would recognize the burial sites along the railway line and (in co-operation with the appropriate public authorities) explore options for renaming the road as the "Wayuu Memorial Highway".	As recommended by the Panel, we will develop plans to recognize burial sites and rename the access road during 2008. We will do this with the involvement of the elders and the traditional authorities of the Wayuu communities and ensure that any actions have the full support of the local communities.
18	Attempting to re-unite the community at Media Luna, at least socially if not physically, should be a priority for the management of social impacts at Cerrejon.	The Panel's recommendation is supported but clearly also requires the consent and participation of the Wayuu clans involved. Cerrejón management will facilitate discussions with the clans to determine their aspirations and to define the areas in which Cerrejón can support this community to achieve its aims and address its socio-economic concerns. In consultation with the community, a support program will be developed for implementation within 6 months.
Royalties		
19	Cerrejon should explore means of disseminating information on royaltyies more widely, with the objective of stimulating awareness and active debate amongst the population. It should encourage the establishment or growth of organisations capable of sustaining civil society's engagement and interest in the management of royalties and of monitoring and holding local government accountable for their use. It should also address the problem of state capacity, perhaps through the Foundation for Institutional Strengthening.	Cerrejón will explore means of disseminating its publication of all payments to government more widely, including through the local media. We will also continue to include this information in our Sustainability Report and discuss it with the local communities as part of our stakeholder engagement program. Cerrejon will also meet with relevant Colombian Government Departments to ensure the Company's support for EITI and its broad adoption within Colombia is understood.
Security and the Voluntary Principles		
20	Allegations of aggression by security forces need to be rigorously investigated and efforts made to ensure that correct behaviour and attitude by Cerrejon security personnel serve to strengthen relations between the company and nearby communities. Cerrejon should	We fully agree with the Panel's view that any allegations of aggression by security forces need to be vigorously investigated and remedial action taken if the allegations are substantiated. This has been and will remain the case, however, we recognize that putting in place transparent processes for handling complaints and a systematic mechanism for dialogue with local communities

	work to establish a more transparent process for handling complaints about security and put in place a systematic mechanism for dialogue with communities around security concerns.	around security concerns would be valuable. We will explore the Panel's recommendations as part of our overall community consultation program. We will develop indicators of the success of our extensive human rights training as suggested by the Panel by the end of 2008. Progress will be reported through the annual Sustainability Report.
21	Cerrejon should take advantage of the process currently underway in Colombia to develop clear indicators for implementation of the Voluntary Principles. Piloting and refining these indicators will provide a proper mechanism for recording, monitoring and addressing alleged violations, as well as a system for evaluating the results of its extensive human rights training programme.	
Health and Environmental Issues		
22	Cerrejon should pay serious attention to allegations from the Union and local communities regarding the incidence of dust-related diseases.	Cerrejón agrees with the Panel that third party verification of the Company's environmental monitoring results will help build trust and confidence in the programs. To this end we will work with the Union and community groups to identify the best way to enhance its monitoring program.
23	Cerrejon should consider partnering with universities so as to ensure that its emissions monitoring was effective, credible, and transparent.	The Panel's suggestion of partnering with local universities will be considered as part of this process outlined in response to recommendation 22. As a minimum we will include third party review of our Sustainability Report. Our aim is to have this process in operation within 12 months.
Improvement of Industry Standards		
24	Cerrejon has an important role to play in elevating industry standards. The Company should ensure that all stakeholders, from the local, to the national and international, better understand what it is trying to achieve and how it goes about it.	We acknowledge the Panel's view that Cerrejón has an important role in to play in elevating industry standards in Colombia. We will liaise with Government, industry associations, and SMEs to help facilitate a workshop to share good practice and progressive standards in the areas of particular concern.

MOUNT ISA
MINES

MEDIA RELEASE

XSTRATA REMAINS COMMITTED TO A SUSTAINABLE FUTURE FOR MOUNT ISA

Mount Isa, 15 April 2008

Xstrata Mount Isa Mines takes its environmental responsibility seriously and has implemented a number of environmental improvements, since Xstrata acquired the mine in 2003, to ensure our operations are environmentally sustainable and that our impact on the environment is minimised.

Chief Operating Officer Xstrata Copper North Queensland Steve de Kruijff said: "the safety of our employees and the community is our highest priority and we aim to continually improve our environmental performance".

"Since Xstrata's involvement began in 2003, we have spent hundreds of millions of dollars on over 80 environmental improvements which are enabling us to progress towards capturing 95% of our emissions," he said

These improvements include:

- the installation of four converter hoods in the copper smelter in September 2007 to reduce the likelihood of fugitive emissions coming from this part of the smelting process
- purchasing an in-line stack monitor for real time measurement of sulphur dioxide emissions not captured and treated in the third party owned Acid Plant
- the installation of a new furnace cooling water system in the lead smelter to enable improved process control in the blast furnace, and
- the purchase of heavy duty industrial vacuum trucks and sweepers to collect dust within our operation.

"We have a comprehensive sulphur dioxide, dust and heavy metals monitoring network that measures emission levels in the community," Mr de Kruijff said.

"Fifteen monitoring stations throughout the town measure air quality levels, 10 sulphur-dioxide real-time monitoring stations ensure smelters operate within accepted regulatory limits. We also have five high volume dust samplers."

High levels of lead naturally occur in Mount Isa. Mineralised outcrops were identified in Mount Isa around 80 years ago as part of the early exploration program.

"There are high levels of lead in the dirt and rock on which Mount Isa is built," Mr de Kruijff said.

"That is why the mine is here and it is why the town was built in this location.

"Xstrata Mount Isa Mines has for many years been playing an active role in partnership with local and State Government to manage the issue of living with naturally occurring lead.

"In particular, throughout last year, we met regularly with the Queensland Government and Mount Isa City Council to discuss and actively support the progress of Queensland Health's *Get Bled for Lead* awareness campaign."

The campaign encouraged Mount Isa residents to have their children's blood tested for lead. Queensland Health expects to release its official screening program report in the coming weeks.

"Recently our activities and those of other key stakeholders in the local community have been formalised into the *Living with Lead Alliance*. As a member of this Alliance, we look forward to receiving Queensland Health's recommendations regarding the ongoing monitoring and reporting of children's lead levels," Mr de Kruijff said.

"Xstrata Mount Isa Mines will continue to operate in an environmentally sustainable way and is working closely on this with the Queensland State Government and the Mount Isa City Council."

Ends

XSTRATA CONTACTS

Melanie Edgar
Manager Community Relations NQ

Telephone +61 7 4744 2832
Mobile +61 7 423 820 701
Email medgar@xstratacopper.com.au

Sue Sara
General Manager Corporate Affairs Queensland
Telephone +61 7 3295 7535
Mobile +61 7 411 206 090
Email suesara@xstrata.com.au

Jemma Schweikert
Community Relations Advisor
Telephone +61 7 4744 6552
Mobile +61 7 412 126 510
Email jschweikert@xstratazinc.com.au

www.xstrata.com

ABOUT XSTRATA PLC
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER
Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining

operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA ZINC

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.
In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.
Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

MOUNT ISA
MINES

MEDIA RELEASE

STATEMENT RE LEGAL ACTION

Mount Isa, 24 April 2008

"We can confirm that we have received notice under the Personal Injuries Proceedings Act (PIPA) 2002 Qld. However, it is not appropriate to comment on proceedings of this nature at this stage," said Neal O'Connor, General Counsel Xstrata Copper.

Ends

XSTRATA CONTACTS

Melanie Edgar
Manager Community Relations NQ

Telephone +61 7 4744 2832
Mobile +61 7 423 820 701
Email medgar@xstratacopper.com.au

Sue Sara
General Manager Corporate Affairs Queensland
Telephone +61 7 3295 7535
Mobile +61 7 411 206 090
Email suesara@xstrata.com.au

Jemma Schweikert
Community Relations Advisor
Telephone +61 7 4744 6552
Mobile +61 7 412 126 510
Email jschweikert@xstratazinc.com.au

www.xstrata.com

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru

and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA ZINC

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.
In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.
Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

xstrata

NEWS RELEASE

XSTRATA CANADA CORPORATION ANNOUNCES INTERNAL REORGANIZATION

Toronto, 28 April 2008

Xstrata plc's subsidiary, Xstrata Canada Corporation (formerly Falconbridge Limited) ("Xstrata Canada"), announced its intention to complete an internal reorganization (the "Reorganization"), which will enable Xstrata Canada to realize certain tax synergies. In connection with the Reorganization to be effected pursuant to a shareholder and court approved plan of arrangement, the Ontario Superior Court of Justice today issued an interim order confirming various matters related to the calling of a special meeting of Xstrata Canada shareholders for the purpose of considering the Reorganization.

Following the Reorganization, Xstrata Canada preferred shareholders will receive preferred shares of a successor company to Xstrata Canada that are identical in all material respects to the current Xstrata Canada preferred shares, including dividends paid by Xstrata Canada and the guarantee of Xstrata plc. Xstrata Canada has received confirmations from Standard & Poor's and DBRS Limited that the Reorganization will not result in any downgrade by the rating agencies of the preferred share ratings.

Xstrata Canada's board of directors unanimously determined that the Reorganization is in the best interests of Xstrata Canada and is fair to Xstrata Canada and the Xstrata Canada shareholders and, accordingly, unanimously resolved to recommend that Xstrata Canada shareholders vote in favour of the Reorganization. TD Securities Inc., acting as the financial advisor to the board of directors, delivered an opinion that based upon and subject to various factors, assumptions and limitations contained therein, the consideration to be received by the Xstrata Canada preferred shareholders, taken in the aggregate, pursuant to the Reorganization is fair, from a financial point of view, to the Xstrata Canada preferred shareholders.

The Reorganization is subject to certain conditions, including the approval of at least 66 2/3% of the votes cast by the holders of the Xstrata Canada common shares and the Xstrata Canada preferred shares, voting together as a class, and the approval of the Ontario Superior Court of Justice at a fairness hearing to be held on or about May 29, 2008.

The special meeting of Xstrata Canada shareholders called to consider the Reorganization will be held at 9:00 a.m. on May 28, 2008 in Toronto, Ontario. A management information circular describing full details of the Reorganization will be filed under Xstrata Canada's profile at www.sedar.com on May 1, 2008 and thereafter mailed to Xstrata Canada shareholders.

Xstrata Canada shareholders with questions or requests for copies of the management information circular, please contact Stephen K. Young, Corporate Secretary of Xstrata Canada, at (416) 775-1556.

ends

For further information, please contact:

Xstrata contact

Stephen Young
Xstrata Canada Corporation
Telephone 1 (416) 775-1556
Email syoung@xstratanickel.ca

Peter Fuchs
Xstrata Nickel
Telephone 1 (416) 775-1523
Email pfuchs@xstratanickel.ca

xstrata copper

XSTRATA COPPER LAUNCHES 14 SUSTAINABILITY REPORTS

Santiago, 2 May 2008

Xstrata Copper has launched 14 divisional and site Sustainability Reports for 2007, available from Xstrata's website. Translation into English of the South American reports is under way and these will be posted as soon as they become available. Printed copies have been distributed to key stakeholders and are also available through each division and site and at Xstrata Copper's corporate and regional offices.

Xstrata Copper Chief Executive Charlie Sartain commented:

"I am very proud to announce the coordinated launch of Xstrata Copper's 14 Sustainability Reports for 2007. It has been a tremendous achievement for each project and division, and each site in Australia, to publish a detailed account of their health, safety, environment and community performance.

"This year all of Xstrata Copper's Sustainability Reports have been prepared in accordance with the Global Reporting Initiative (GRI) Sustainability Reporting G3 guidelines. The publications are a testament to the business unit's firm commitment to reporting on our sustainable development performance with the utmost transparency. They also reflect how sustainability is fully integrated into the management of all our operations and projects, ensuring we operate in a socially and environmentally responsible manner.

"I invite you to read these reports and to provide feedback on how we can further improve our sustainability reporting practices in 2008."

Ends

Xstrata contacts

Emily Russell
Telephone +56 2 4782204
Mobile +56 9 78879487
Email erussell@xstratacopper.cl

xstrata

NEWS RELEASE

EMBARGO: 3.30pm, Friday 2 May 2008

XSTRATA ANNOUNCES NEW COMMUNITY PARTNERSHIP TO EXTEND DOMESTIC AND FAMILY VIOLENCE SUPPORT SERVICES IN REGIONAL QUEENSLAND.

Mount Isa, Friday 2 May 2008

Xstrata today committed $677,000 over three years to extend domestic and family violence support services in northern and central Queensland in partnership with the Queensland Department of Communities.

Funded through the Xstrata Community Partnership Program Queensland, the initiative will establish a men's perpetrator service, comprising a men's perpetrator worker and part-time women's advocate, based in Mount Isa to support communities in the Gulf and north Queensland region. It will also extend existing domestic and family violence counselling and support services in the Bowen Basin and central Queensland region.

Speaking on behalf of Xstrata, Mr Steve de Kruijff, Chief Operating Officer, Xstrata Copper North Queensland Division, said the partnership would make a long-term and positive contribution to regional Queensland.

"This important initiative will help increase the support available to individuals and families impacted by domestic and family violence as well as the range of services available to perpetrators of violence.

"At Xstrata, we are committed to supporting the communities in which we operate and we believe these valuable services will make a significant difference to the safety and wellbeing of Queensland families," he said.

The Honourable Lindy Nelson-Carr MP, Minister for Communities, announced the partnership at the official launch of Domestic and Family Violence Prevention Month 2008 in Mount Isa.

Speaking at the launch Ms Nelson-Carr said, "This year's Domestic and Family Violence Prevention campaign urges people who use violence or abuse in their relationships to seek help to stop their unacceptable behaviour.

"Xstrata's partnership with the Queensland Department of Communities is a great example of the government and the corporate sector working in partnership for the benefit of the community."

The new partnership is part of the $7.8 million Xstrata Community Partnership Program in Queensland, which supports a range of State-wide initiatives in the areas of health, social and community development and education. Together the Xstrata Community Partnership

Programs in Queensland and north Queensland are delivering almost $19 million in support to communities throughout the State.

ends

Notes to editors:

Xstrata

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata contacts

Sue Sara
General Manager Corporate Affairs Queensland
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Melanie Edgar
Community Relations Manager North Queensland
Telephone +61 7 4744 2832
Mobile +61 423 820 701
Email medagar@xstratacopper.com.au

Xstrata Community Partnership Program
Queensland

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

Zug, 6 May 2008

INTERIM MANAGEMENT STATEMENT AND Q1 PRODUCTION REPORT

Following a year of record production and profitability in 2007, in the period from 1 January 2008 Xstrata's operating and financial performance continues to be strong and the company's financial position remains robust.

- First quarter copper, semi-soft coking coal, platinum, ferrochrome, mined zinc and lead production increased compared to the same period last year
- Solid production performances at the majority of operations were partially offset by adverse weather conditions in Queensland, Australia and South Africa which impacted all open pit coal producers and ongoing restrictions to electricity supply to the mining industry in South Africa. Lower grades, severe weather and maintenance shutdowns reduced mined production at our nickel operations
- Electricity supply to our South African operations continues to be restricted to approximately 90% of total demand, impacting ferrochrome and vanadium production and, to a lesser extent, South African thermal coal production. Xstrata continues to work closely with Eskom (South Africa's power utility) and is examining a number of alternative options to secure a cost effective supply of electricity to our operations over the medium term
- Constraints to industry supply growth and strong demand for commodities led to higher prices for most of Xstrata's key commodities compared to the first quarter of 2007, including substantial increases in copper, platinum, ferrochrome, thermal and coking coal prices
- The European benchmark ferrochrome price was settled at a record level of $1.92 per pound for the second quarter
- Thermal coal contracts have been settled with long-term customers in Japan for the 2008/09 Japanese contract year at prices up to $125 per tonne, an increase of 125% over the prior year
- Xstrata's hard coking coal contracts are yet to be settled, however spot prices for premium coking coal continue to trade at record levels. We are confident that contract prices in 2008 will significantly exceed prices achieved in 2007
- Average LME copper prices rose by 31% and platinum prices increased by 59% compared to the first quarter of 2007
- Nickel and zinc prices have softened from elevated levels in the early part of 2007, but prices remain well in excess of historical levels

- Following an approach by Vale in late 2007, Xstrata announced on 25 March that discussions with Vale regarding a potential combination of the two companies had been terminated by mutual agreement
- The Jubilee Mines nickel and Resource Pacific coal acquisitions announced in late 2007 completed on 22 February and 10 March respectively
- Xstrata Alloys' acquisition of the De Wildt property from Nkwe Platinum Limited was announced on 22 February and is expected to become unconditional during the second quarter of 2008
- In January, Xstrata Copper announced a 28% increase in the total estimated Mineral Resource at the Collahuasi copper mine in Chile. In March, a tonnage increase of 31% in total Mineral Resources was announced at the southern Peru division to over 1.6 billion tonnes of copper mineralisation
- On 3 March, Xstrata Coal announced the restructuring of its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA), resulting in Xstrata acquiring and managing the mining of reserves approximately equivalent to its 16% share of Douglas Tavistock, in an area contiguous to the 100% owned Arthur Taylor Colliery Open-Cast Mine (ATCOM) operations
- On 11 March, Xstrata Coal announced it had received the necessary approvals to commence mining operations at the 4.5 million tonnes per year Glendell open cut operation.

Half-yearly results for the six-month period to 30 June 2008 will be announced on 6 August 2008. The outlook for Xstrata's financial and operating performance in 2008 remains very positive.

Xstrata contacts
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964340
Email: cdivver@xstrata.com

Pamela Bell
Telephone: +44 20 7968 2822
Mobile: +44 7799 626715
Email: pbell@xstrata.com

Investors & analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455885
Email: hrossouw@xstrata.com

Q1 2008 PRODUCTION

Xstrata Alloys

First quarter chrome production increased by 4% compared to the same period in 2007, following the return of all previously idled capacity to production during 2007. However, the full benefit of returning all furnaces to production has been partially offset by reduced electricity supply to operations from Eskom, as part of a national energy shortage in South Africa. The Lion ferrochrome complex which was commissioned last year has continued its ramp up, using the Premus technology which is approximately 35% more energy efficient than conventional industry ferrochrome smelting processes.

Platinum group metals (PGM) volumes increased by 128% as a result of the Eland Platinum acquisition and the successful commissioning of the Elandsfontein operation in the fourth quarter of 2007.

Chrome

	Q1 2008	Q1 2007	Year ended 31.12.07
Attributable saleable production (kt)	**305**	292	1,219
Indicative average published price (US¢/lb) (*Metal Bulletin*)	**121.0**	75.0	89.3

Vanadium

	Q1 2008	Q1 2007	Year ended 31.12.07
Consolidated* saleable ferrovanadium production (k kg)	**1,057**	1,003	4,280
Consolidated* saleable vanadium pentoxide (k lb)	**4,520**	4,148	18,870
Indicative average published price ferrovanadium (US¢/kg) (*Metal Bulletin*)	**68.05**	34.64	37.17
Indicative average published price vanadium pentoxide (US¢/lb) (*Metal Bulletin*)	**12.65**	6.64	7.40

* Consolidated 100%

Platinum Group Metals

	Q1 2008	Q1 2007	Year ended 31.12.07
Consolidated** saleable production (oz)			
Platinum	**27,161**	10,803	57,303
Palladium	**13,066**	6,408	32,618
Rhodium	**3,158**	1,814	9,294
Average LBM prices ($/oz)			
Platinum	**1,892**	1,190	1,337
Palladium	**447**	343	355
Rhodium	**8,151**	5,848	6,201

** Consolidated 100% of Eland and 50% of Mototolo

Xstrata Coal

Total consolidated production of 18.5 million tonnes was 4% lower than the first quarter of 2007, primarily due to lower thermal coal production in Australia. In Queensland, thermal coal production from open pit operations was impacted by flooding and heavy rains from February. Force majeure was declared on a number of contracts from the Newlands-Collinsville-Abbots Point (NCA) complex and Rolleston operations in mid-February. By 8 March, Rolleston had lifted force majeure on all contracts and production has now returned to normal levels. The situation remains under review at the NCA complex. Production was switched from thermal to higher value semi-soft coking coal production in New South Wales to take advantage of strong prices, resulting in an increase of over 40% in semi-soft production and a slight decline in thermal production compared to the first quarter last year.

Lower production of thermal coal at the South African operations due to heavy rains in January was more than offset by increased production at the Cerrejón mine in Colombia as this operation ramps up to reach an annual rate of 32 million tonnes per annum by mid 2008. Australian coking production was 0.2 million tonnes lower than in the previous year, predominantly due to the timing of longwall moves at the Oaky Creek complex.

PRODUCTION DATA

	Q1 2008	Q1 2007	Year ended 31.12.07
Total consolidated production (million tonnes)	**18.5**	19.2	82.8
Australian coking	**1.0**	1.2	6.8
Australian semi-soft coking	**1.7**	1.2	6.4
Australian thermal	**7.8**	9.0	35.0
South African thermal*	**5.4**	5.6	24.7
Americas thermal	**2.6**	2.2	9.9
Average received export FOB coal price ($/t)			
Australian coking	**132.8**	104.5	98.1
Australian semi-soft coking	**71.4**	60.2	62.5
Australian thermal	**65.3**	46.0	51.2
South African thermal	**68.4**	49.5	51.7
Americas thermal	**65.1**	52.0	52.3

* For production reporting DTJV is included for the full 3 months. For financial reporting DTJV will be excluded from Xstrata Coal's ex-mine results as a result of the DTJV re-structuring announced on 3 March 2008.

Xstrata Copper

Total mined copper production increased by 2% across the five operating divisions compared to the corresponding period last year. Despite difficult weather conditions, production increased at Collahuasi due to the full operation of the milling circuits, compared to the first quarter of 2007 during which major repairs to the main SAG mill motor impacted ore throughputs. Higher grades and increased mill throughput increased production at Ernest Henry mine. These production improvements more than compensated for slightly lower production at all other operations. Gold production increased as a result of higher ore grades at Minera Alumbrera and improved performance at Ernest Henry. Lower concentrate processing at Mount Isa resulted in slightly lower cathode production.

PRODUCTION DATA

(tonnes)	**Q1 2008**	Q1 2007	Year ended 31.12.07
Total mined copper production (t) (contained metal)	**219,978**	216,190	986,663
Total mined gold production (oz) (contained metal)	**177,172**	146,620	777,257
Total copper cathode (t)	**204,808**	206,498	802,271
Average LME copper price (US$/t)	**7,796**	5,933	7,139
Average LBM gold price (US$/t)	**927**	650	697

Xstrata Nickel

Total mined production in the first quarter of 2008 decreased by 15% compared to the same period last year. Reduced mined production was more than offset by the purchase of third party custom feeds, which led to a slight increase in refined nickel production compared to the same period in 2007. In Northern Canada, production was impacted by severe weather conditions and a planned shutdown at Raglan in the first quarter. The Sudbury operations were impacted by a planned hoist changeover at Fraser mine and lower grades as some operations approach the end of mine life. Planned maintenance shutdowns in early 2008 at Falcondo reduced ferronickel production.

Xstrata Nickel Australasia, a new operating division following the acquisition of Jubilee Mines NL in February 2008, accounted for around 800 tonnes of mined nickel in the first quarter of 2008. The integration of the acquisition is proceeding well with the main focus being the optimisation of the mine planning schedule and increased drilling activity to enable production to ramp up to the targeted annual rate of 30,000 tonnes by 2012.

PRODUCTION DATA

(tonnes)	**Q1 2008**	Q1 2007	Year ended 31.12.07
Total mined nickel production (t) (contained metal)	**11,785**	13,847	52,108
Total mined ferronickel production (t) (contained metal)	**6,866**	7,237	29,130
Total mined copper production (t) (contained metal)	**6,789**	7,991	31,425
Total mined cobalt production (t) (contained metal)	**315**	363	1,412
Total refined nickel production (t) (payable metal)	**28,531**	28,482	116,720
Average LME nickel price(US$/t)	**28,957**	41,440	37,089
Average LME copper price (US$/t)	**7,796**	5,933	7,139
Average Metal Bulletin cobalt low grade price (US$/lb)	**45.63**	25.14	27.70

Xstrata Zinc

Zinc in concentrate and lead metal production was maintained at a similar level to the first quarter of 2007. Zinc metal production decreased by 4% due to the failure of one transformer at San Juan de Nieva plant. Lead in concentrate production increased by 21%, primarily due to higher mill throughput, increased grades and improved lead concentrator recoveries at Mount Isa compared to the same period of 2007.

PRODUCTION DATA

(tonnes)	**Q1 2008**	Q1 2007	Year ended 31.12.07
Total zinc in concentrate production (t)	**182,702**	181,807	735,555
Total zinc metal production (t)	**205,682**	214,623	843,726
Total lead in concentrate production (t)	**64,572**	53,551	213,735
Total lead metal production (t)	**57,374**	57,734	190,168
Average LME zinc price (US$/t)	**2,426**	3,460	3,257
Average LME lead price (US$/t)	**2,891**	1,787	2,594

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News Releases

xstrata

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Molybdenum Leaching Project at Altonorte receives environmental approvals

Antofagasta, 9 May 2008

Xstrata Copper's North Chile Division announces the receipt of environmental approvals from the Antofagasta Region environmental authority Corema to construct a molybdenum leaching facility at its Altonorte metallurgical facility.

Altonorte is evaluating the construction of a Brenda molybdenum leaching plant and the refurbishment of a second molybdenum roaster that is currently idle.

The leaching process would reduce the copper impurities contained in molybdenum concentrates, allowing them to be processed by roasting at Altonorte to obtain a commercial product that meets the technical specifications required by the market.

These two projects have the combined capacity to more than double molybdenum concentrate processing capacity at Altonorte from 12,000 tonnes per annum to 28,000 tonnes per annum for an estimated investment of US$40 million.

Altonorte expects to start construction of the molybdenum expansion project in the second half of 2008, subject to the completion of positive feasibility studies and Xstrata Copper board approval. Commercial production would commence in the second half of 2009.

"This environmental approval is another step towards the North Chile Division's strategy of transforming Altonorte into a world class metallurgical facility with the highest environmental standards that offers a wide diversity of products and services," said North Chile Division Chief Operating Officer (COO) Jon Evans.

Ends

Xstrata contacts

Emily Russell
T: +56 2 478 2204
M: +56 9 8528 1650
Email: erussell@xstratacopper.cl

Luis Lino
T: +56 55 416107
M: +56 9 9699 8107
Email: llino@xstratacopper.cl

Juan Pablo Schaeffer
T: +56 2 4782272
C: +56 9 949 5245
Email: jschaeffer@xstratacopper.cl

Notes to editors

ABOUT NORTH CHILE DIVISION

Xstrata Copper's North Chile Division is based out of the city of Antofagasta and manages the ... te custom metallurgical facility and the Lomas Bayas mining operation, 120 kilometres east of t... agasta. It also administers Xstrata Copper's 44% share in the Collahuasi mine in northern Chile's Regio...

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

MOUNT ISA
MINES

MEDIA RELEASE

XSTRATA REMOVING HISTORICAL MINE SEDIMENT FROM THE LEICHHARDT RIVER IN MOUNT ISA

Mount Isa, Wednesday 14 May 2008

Xstrata Mount Isa Mines this week started work on Stage 2 of its *Leichhardt River Remediation Project* to remove historical mine sediment material in the Leichhardt River.

Mr Steve de Kruijff, Chief Operating Officer Xstrata Copper North Queensland, said that "Preliminary work was undertaken on Monday this week to develop vehicle access to the river bed. With that work now completed, today we've officially commenced Stage 2 of the *Leichhardt River Remediation Project* work to remove the historical mine sediment material."

As part of Xstrata's *Whole of Emissions Study* being undertaken by the University of Queensland's Centre for Mined Land Rehabilitation, and led by world renowned toxicologist Associate Professor Barry Noller, Xstrata announced the *Leichhardt River Remediation Project* at a regular Community Information Session in August 2007.

The Stage 2 work was previously planned for late November 2007, however was delayed until after the wet season.

"The purpose of this project is to identify and remove historical mine sediments from the Leichhardt River which have been exposed over time as a result of natural erosion within the river system," said Mr de Kruijff.

"Although the University of Queensland's Centre for Mined Land Rehabilitation has identified the potential risk of these sediments to human health to be minimal, this historical mine sediment still needs to be recovered.

"The Stage 2 removal work is being carried out in the Liechhardt River over the next five weeks, Monday to Saturday from 7.00am to 6.00pm, between Isa Street Bridge in the south and Alma Street Crossing in the north.

"Our *Leichhardt River Remediation Project* will ensure we recover this additional historical mine sediment and remove any potential risk (no matter how small) to the Mount Isa community in relation to its heavy metal content," said Mr de Kruijff.

Stage 1 works, carried out in September 2007, involved the use of heavy mobile equipment to dig holes and obtain soil samples at various locations between the Isa Street Bridge and Alma Street Crossing. Xstrata completed Stage 1 works on time and to schedule and 152 samples were taken and analysed.

Initial results of the *Whole of Emissions Study* into land have indicated that performance of previous campaigns to remove historical mine sediments from the Leichhardt River have been very successful.

"In the early 1990s Mount Isa Mines removed and remediated areas in Mount Isa where historical mine sediment existed from earlier mining practices in the 1940s and 1950s," said Mr de Kruijff.

"This is indicative of the changes in industry and community awareness of appropriate environmental management that occurred over the course of the last century," he said.

In 1990 and 1991 an area adjacent to the operation, approximately 1.5 kilometres long and within 1 kilometre of the lease boundary, was remediated and rehabilitated in a joint effort between the Queensland Government CHEM Unit, the Mount Isa City Council and Mount Isa Mines.

Xstrata is keeping the Mount Isa community updated on this project via local newspaper and radio advertisements, flyer drops to residents and businesses in the immediate vicinity of the works, and through local radio interviews.

Ends

XSTRATA CONTACTS

Melanie Edgar
Manager Community Relations NQ
Telephone +61 7 4744 2832
Mobile +61 7 423 820 701
Email medgar@xstratacopper.com.au

Jemma Schweikert
Community Relations Advisor
Telephone +61 7 4744 6552
Mobile +61 7 412 126 510
Email jschweikert@xstratazinc.com.au

www.xstrata.com

ABOUT XSTRATA PLC
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER
Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA ZINC

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.
In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.
Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

MEDIA RELEASE

XSTRATA COPPER ANNOUNCES A$1 PER SHARE CASH OFFER FOR INDOPHIL RESOURCES

Brisbane, 15 May 2008

Highlights

- **Cash offer of A$1.00 per share valuing Indophil at A$426m[1]**
- **Premium of 28% to last close of A$0.78**
- **Premium of 29% to one month volume weighted average price of Indophil shares**
- **Pre-commitment from Indophil's largest shareholder, Lion Selection to accept the Xstrata offer with respect to 17.76%, taking Xstrata's relevant interest in Indophil's shares to 19.99%**
- **Provides Indophil shareholders with an immediate opportunity to realise the full value of their stake in the Tampakan copper project in the Philippines for a risk-free, attractive cash premium that fairly values the potential of the project**
- **Enables Xstrata to increase its interest in the issued common shares of Sagittarius Mines, Inc. (SMI), the holder of the Tampakan copper project, to 100%**

Xstrata Queensland Limited (ABN 69 009 814 019) ("Xstrata") a wholly owned subsidiary of Xstrata plc (LSE: XTA.L, ZSE: XTA.S), announces its intention to make an all cash offer to acquire all of the issued and outstanding shares in Indophil Resources NL (ASX: IRN.AU) ("Indophil") for A$1.00 per share, valuing Indophil's issued and to be issued share capital at approximately A$426 million (US$400 million)[2] ("Offer").

Xstrata's cash offer is priced at a 28% premium to the closing price of A$0.78 per Indophil share on the Australian Securities Exchange (the "ASX") on 14 May 2008, and a 29% premium to the volume weighted average price of Indophil shares over the last month on the ASX. The Offer will be financed through Xstrata's existing credit facilities and cash on hand.

---

[1]Based on Indophil issued and to be issued share capital which includes: (1) 6.4 million options, (2) 1.4 million shares to be issued pursuant to management performance rights and (3) 37 million shares to be issued to Alsons Corporation pursuant to an agreement dated 16 March 2007 under which Indophil agreed to acquire a 5% beneficial interest in SMI

[2]Based on AUD:USD exchange rate of 0.94

Xstrata also announces that it has entered into a pre-bid acceptance agreement (subject to certain conditions) with Lion Selection Limited ("Lion Selection"), the largest shareholder of Indophil, in respect of a 17.76% stake in Indophil. Provided the conditions in the pre-bid acceptance agreement are met, Lion Selection will accept Xstrata's offer in respect of these shares. This agreement increases Xstrata's relevant interest in Indophil's shares to 19.99%.

Xstrata Copper Chief Executive, Charlie Sartain, said: "This offer represents a highly attractive premium to Indophil's current share price and gives its shareholders an immediate opportunity to realise a cash value for their investment without the risks inherent in developing a project of this scale. The decision by Indophil's largest shareholder, Lion Selection, to accept Xstrata's offer in respect of 17.76% of the shares in Indophil confirms the attractive value proposition offered."

Indophil's flagship asset is its 34.23% interest, with a right to acquire an additional 3.27%, in the Tampakan copper project in the southern Philippines. Xstrata Copper has management control and holds 62.5% of the issued common shares in Sagittarius Mines Inc, the holder of the project.

The Offer will be subject to certain customary conditions, including:

- Xstrata obtaining a relevant interest in 90% of Indophil's shares and Indophil's securities convertible into shares;
- no objection to the acquisition by Australia's Foreign Investment Review Board;
- the absence of a material adverse change with respect to Indophil's business and assets; and
- no "prescribed occurrences" as listed in section 652C of the Corporations Act 2001 (Cwlth) ("Corporations Act").

In addition, the offer will be conditional on the 50.1% minimum acceptance condition in the Indophil takeover offer for Lion Selection not being satisfied or waived or Indophil not declaring its offer for Lion Selection to be unconditional.

The conditions of the Offer are set out in further detail in Appendix 1.

In accordance with the Corporations Act, Xstrata expects to dispatch its Bidder's Statement to all Indophil shareholders containing detailed information relevant to the Offer as soon as practicable.

Deutsche Bank is acting as financial adviser and Allens Arthur Robinson is acting as legal adviser to Xstrata in relation to the Offer.

A shareholder information line has been established by Xstrata. Shareholders should telephone 1300 764 181 within Australia and +61 3 9415 4239 outside Australia.

ENDS

Australian Media Call

Media representatives are invited to join a conference call with senior management of Xstrata Copper on Thursday 15 May, 2008 at 11.00am AEST by calling 1 800 885 612 within Australia or +61 2 8314 8650 outside Australia and entering conference number: 47935661. Please dial in 10 minutes before the scheduled conference time.

The teleconference will be recorded and will be available for playback by calling 1 800 766 700 within Australia or +61 2 8235 5000 outside Australia and entering conference number: 47935661. An audio file of the call will be available as an archive from Xstrata's website (www.xstrata.com) following the event.

For further information, please contact:

Xstrata Copper
Sue Sara
Telephone: +61 7 3295 7535
Mobile: +61 7 411 206 090
Email: suesara@xstrata.com.au

Xstrata Copper
Emily Russell
Telephone: +56 2 4782204
Mobile: +56 9 78879487
Email: erussell@xstratacopper.cl

Xstrata Group
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

Xstrata Group
Investors and analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455 885
Email: hrossouw@xstrata.com

Deutsche Bank
Alex Cartel
Managing Director
Co-Head Natural Resources Group
Telephone: +61 3 9270 4475
Mobile: +61 407 434 220
Email: alex.cartel@db.com

www.xstrata.com

About the Tampakan copper project

The Tampakan copper project is located on the southern Philippine island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the boundary of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper gold deposit is located in the province of South Cotabato, municipality of Tampakan.

The Tampakan mineral resource is the largest undeveloped copper-gold deposit in South East Asia. The latest mineral resource estimate confirmed 2.2 billion tonnes containing 12.8 million tonnes of copper and 15.2 million ounces of gold at a 0.3% copper cut-off grade.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan copper project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc.
www.smi.com.ph

About Xstrata Copper

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New

Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. It employs over 15,000 people, including contractors.

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata is a major, long-term investor in Australia and currently employs over 11,000 people at its coal, copper, zinc and nickel operations in New South Wales, Queensland, the Northern Territory and Western Australia. Since 2002 Xstrata has invested over A$16 billion (US$11.2 billion) in Australia.

About Indophil

Indophil Resources NL is an ASX listed company, incorporated in 1996, to acquire, explore for and develop gold and copper-gold opportunities in the Asia-Pacific region and it is now looking to broader horizons. Indophil's team is highly-experienced and successful in minerals development, with specialisation in the Philippines.

Indophil's focus has been the development of the world class Tampakan copper project in the southern Philippines. Indophil owns 34.23% of the Tampakan project, and has arrangements in place to lift that stake to 37.5%. The remaining 62.5% is held by Xstrata.

Appendix 1
Conditions of the Offer

(a) Lion shareholder approval

Before the end of the Offer Period:

(i) the shareholders of Lion approve the sale of the Pre-bid Stake to Xstrata in accordance with the Pre-bid Agreement;

(ii) Indophil waives the conditions of its takeover bid for Lion to the extent necessary to allow Lion to sell, and agree to sell, the Pre-bid Stake to Xstrata in accordance with the Pre-bid Agreement without Indophil's takeover bid for Lion being affected; or

(iii) Indophil's takeover bid for Lion lapses or is withdrawn (for reasons other than failure to satisfy a condition of that bid where the failure is attributable directly or indirectly to Lion selling, or agreeing to sell, the Pre-bid Stake to Xstrata in accordance with the Pre-bid Agreement).

(b) Minimum acceptance

Before the end of the Offer Period:

(i) Xstrata and its associates are entitled to compulsory acquisition of Indophil Shares under Part 6A.1 of the Corporations Act; and

(ii) either alone or together with a related body corporate, Xstrata acquires a full beneficial interest in at least 90% by value of all the securities of Indophil that are Indophil Shares or convertible into Indophil Shares.

(c) Indophil offer for Lion

(i) Before the end of the Offer Period, the 50.1% minimum acceptance condition under Indophil's takeover bid for Lion is not satisfied or waived by Indophil;

(ii) Indophil does not extend the offer period under its takeover bid for Lion beyond 12 June 2008; and

(iii) Indophil does not declare its offer for Lion to be unconditional.

(d) Regulatory actions

Between the date on which Xstrata makes an announcement to the ASX regarding its intention to make the Offer (**Announcement Date**) and the end of the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; and

(ii) no application is made to any Public Authority (other than by Xstrata) or commenced by a Public Authority,

in consequence of or in connection with the Offer (other than application, decision or order made under, or relating to a breach of, Chapters 6, 6A, 6B or 6C of the Corporations Act or unacceptable circumstances for the purposes of the Corporations Act), which:

(iii) restrains or prohibits, or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer; or

(iv) seeks to require the divestiture by Xstrata of any Indophil Shares, or the divestiture of any material assets of Indophil or an Associated Entity of Indophil (**Indophil Group**) or of Xstrata or an Associated Entity of Xstrata (**Xstrata Group**).

(e) Other regulatory approvals

During the Offer Period, all regulatory approvals or waivers (**Approvals**) (other than Approvals the absence of which would not have a material adverse effect on the assets or operations of the Indophil Group, or the Xstrata Group) which are required by law or by any Public Authority as are necessary to permit the Offer to be made to and accepted by Indophil shareholders and to permit any transaction contemplated by the Offer to be completed are granted, given, made or obtained on an unconditional basis and remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(f) FIRB

One of the following occurs before the end of the Offer Period:

(i) Xstrata receives a notice from the Treasurer of the Commonwealth of Australia (**Treasurer**) or his agent to the effect that there is no objection to the Offer under the Commonwealth Government's foreign investment policy, such notice being unconditional;

(ii) the period provided under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (as amended) (the **Act**) during which the Treasurer may make an order or an interim order under the Act prohibiting the acquisition of Indophil Shares under the Offer expires, without such an order being made; or

(iii) if an interim order prohibiting such acquisition is made, the subsequent period for making a final order has elapsed, without such final order being made.

(g) Options

(i) Between the Announcement Date and the end of the Offer Period, Indophil does not amend or vary the terms of any options granted by Indophil (other than to cancel those options in accordance with paragraph (ii) below).

(ii) Before the end of the Offer Period, all of the options granted by Indophil have been exercised, or cancelled by Indophil (for an amount per option not exceeding the cash offered under the Bid for each Indophil Share minus the exercise price of the option).

(h) Convertible securities

(i) Between the Announcement Date and the end of the Offer Period, Indophil does not amend or vary the terms of any convertible securities issued by Indophil or any rights granted by Indophil for the issue of Indophil securities (other than to cancel those securities or rights as contemplated by paragraph (ii) below).

(ii) Before the end of the Offer Period, all of the convertible securities issued by Indophil and any rights granted by Indophil for the issue of Indophil securities have been converted, or cancelled by Indophil.

(i) No material adverse change

Save as publicly announced to the ASX prior to the Announcement Date, none of the following events has happened since 31 December 2007, and none of the following events happens or is disclosed between the Announcement Date and the end of the Offer Period:

(i) any change in the business, assets, liabilities, financial or trading position, profitability or prospects, the status or terms of arrangements entered into with Indophil or any of its subsidiaries or the status or terms of any Approvals which are directly or indirectly applicable to Indophil or any of its subsidiaries (whether or not wholly or partly attributable to the making of the Offer, and/or the acquisition of Indophil Shares under the Offer), which has a material adverse effect on the assets, liabilities, financial or trading position, profitability, prospects or manner of conduct of any of the Indophil Group's businesses;

(ii) any event, action, proceeding, circumstance or change in circumstance which is reasonably likely to result in a material adverse effect of the kind mentioned in paragraph (i) above; or

(iii) the introduction into the Parliament of the Commonwealth of Australia or of any State or Territory of Australia or of the Philippines (whether at a

national or provincial level) of any law, the making of any regulation under any law, the adoption of a policy, or any official announcement on behalf of the government of the Commonwealth of Australia or any State or Territory of Australia or the government of the Philippines (whether at a national or provincial level) or a Public Authority that such law or regulation will be introduced or policy adopted (as the case may be) which will or is reasonably likely to have a material adverse effect on the assets, liabilities, financial or trading position, profitability, prospects or manner of conduct of any of the Indophil Group's businesses (including but not limited to the Tampakan Project) or which will or is reasonably likely to result in the incurring of a material liability to the Xstrata Group or the Indophil Group in implementing the transactions contemplated by the Offer.

(j) No material acquisitions, disposals or changes in the conduct of business

Between the Announcement Date and the end of the Offer Period, each of the Indophil Group's businesses are carried on in the usual and ordinary course, and neither Indophil nor any subsidiary of Indophil:

(i) enters into or announces an intention or proposal to enter into;

(ii) discloses (without having disclosed to the ASX prior to the Announcement Date) the existence of; or

(iii) incurs, becomes subject to, or brings forward the time for performance of (or is reasonably likely to incur, become subject to or bring forward the time for performance of),

any obligation or arrangement:

(iv) to acquire, dispose of or create an Encumbrance in respect of or terminate or surrender any interest in any asset or business or any interest therein;

(v) to perform or acquire the benefit of any services in relation to any asset or business or interest therein; or

(vi) to enter into, terminate, amend or waive any of the terms applicable to a joint venture, asset or profit sharing, partnership or joint selling agreement, merger of businesses or of corporate entities, lease, licence or grant of any right,

which will result or is reasonably likely to result in a material adverse change, following the Announcement Date (as compared with the position immediately prior to the Announcement Date), in the assets, liabilities, financial or trading position, profitability, prospects or manner of conduct of any of Indophil Group's businesses, other than obligations or arrangements which have been publicly

announced to the ASX prior to the Announcement Date. Without limiting the operation of this clause, any action described in (i) to (iii) above in relation to the following transactions will be in breach of this clause:

(vii) the acquisition or disposal of one or more companies or assets (or any interest in companies or assets) for an amount greater than $10 million;

(viii) the disposal of any legal or beneficial, direct or indirect, interest in the Tampakan Project (including the disposal of any share, or interest in a share, in Sagittarius Mines Inc.); or

(ix) any transaction referred to in (iv) above involving a commitment of greater than $10 million.

(k) Dividends and distributions'

Between the Announcement Date and the end of the Offer Period, no member of the Indophil Group makes, determines as payable or declares any distribution (whether by way of dividend, capital reduction or otherwise and whether cash or in specie).

(l) Prescribed occurrences

None of the occurrences specified in s652C of the Corporations Act happens between the Announcement Date and the end of the Offer Period other than the issue of Indophil Shares as a result of exercise of the options, convertible securities or rights to be issued Indophil securities described in paragraphs (g) and (h) above.

(m) No hostilities

Between the Announcement Date and the end of the Offer Period, no hostilities commence and there is no major escalation in any hostilities in existence as at the Announcement Date (whether war is declared or not) involving any one or more of Australia, the United States of America, the United Kingdom any member state of the European Union, Indonesia, Philippines, Japan, Russia or the People's Republic of China (other than peace keeping functions undertaken at the request of the United Nations, the North Atlantic Treaty Organisation or the European Union) and no terrorist act is perpetrated on any of those countries or any diplomatic or political establishment of any of those countries elsewhere in the world, and no national emergency is declared in any of those countries.

Definitions

(a) In this Appendix 1:

ASX means the Australian Securities Exchange.

Corporations Act means the Corporations Act 2001 (Cth).

Encumbrance means an interest or power (whether existing or agreed to be granted or created):

(i) reserved in or over any interest in any property, including any retention of title; or

(ii) created or otherwise arising in or over any interest in any property under a bill of sale, mortgage, charge, lien, pledge, hypothecation, trust or power,

and any other restriction on the use of or exercise of a right over property, or on the registration of an interest in or dealing with (including a transfer of) property.

Indophil means Indophil Resources NL.

Indophil Shares means fully paid ordinary shares of Indophil.

Lion means Lion Selection Limited.

Offer means, as the context requires, the offer for Indophil Shares, or the off-market takeover bid constituted by that offer and each other offer by Xstrata for Indophil Shares in the form of that offer, including in each case as varied in accordance with the Corporations Act.

Offer Period means the period during which Offer remains open for acceptance.

Pre-bid Agreement means the pre-bid letter agreement entered into by Xstrata and Lion on 14 May 2008.

Pre-bid Stake means 67,691,281 fully paid ordinary shares in Indophil held by Lion or its related bodies corporate.

Public Authority means any government or any governmental, semi-governmental, statutory or judicial entity or authority, or any minister, department, office or delegate of any government, whether in Australia or in the Philippines or elsewhere. It also includes any self-regulatory organisation established under any statute and any stock exchange.

Tampakan Project means the project held by Sagittarius Mining under a Financial or Technical Assistance Agreement (Columbio FTAA No 02-95-XI) granted by the Philippines Government under Executive Order.

Xstrata means Xstrata Queensland Limited.

(b) Capitalised terms appearing in this Appendix 1, if not defined in this Appendix 1, have the meaning given to them by section 9 of the Corporations Act.

MOUNT ISA
MINES

MEDIA RELEASE

XSTRATA MOUNT ISA MINES WELCOMES ENVIRONMENTAL LEGISLATIVE CHANGES

Mount Isa, 16 May 2008

Xstrata Mount Isa Mines announced today that it welcomed the changes to the Environmental Protection Act passed by the Queensland Parliament.

Xstrata Mount Isa Mines is one of nine mines in Queensland to be regulated by the new legislation.

Environment Manager Xstrata North Queensland, Ed Turley, said that the three year transition period contained in the legislation was well aligned with Xstrata Mount Isa Mines' existing environmental initiatives.

"We have been working with the Queensland Government on proposed legislative changes affecting our mining and processing operations in Mount Isa for over a year, and we are continuing to make significant improvements in our environmental performance.

"These changes include improving the mine's water usage, continued development of a 'greenbelt' environmental buffer between the mining lease and the community, reducing emissions and increasing knowledge of the region's biodiversity.

"Last year we commenced a Smelter Emissions Project to assess further opportunities to improve the capture and treatment rate of sulphur dioxide emissions from our copper and lead smelters.

"The team is developing potential designs through a consultative process with stakeholders and, where feasible, will implement these controls during the next five years.

"Following the construction and commissioning of an acid plant to capture sulphur dioxide emissions from the Mount Isa copper smelter in 2001, Xstrata Mount Isa Mines has targeted a further increase from approximately 80% to 95% capture and treatment rate of sulphur dioxide emissions from the copper smelter, and 98% from the lead smelter.

"The potential cost of the Smelter Emissions Project is currently estimated at between $100 and $200 million including design, construction and commissioning.

"Xstrata Mount Isa Mines will continue to work with the Department of Mines and Energy and the Environmental Protection Agency to practically implement the changes in our environmental regulation.

"Our strategic objective is to be recognised as leaders in environmental performance and we are committed to the highest standards of environmental management and continuous improvement," he said.

Ends

Xstrata Contacts

Melanie Edgar
Manager Community Relations NQ
Telephone +61 7 4744 2832
Mobile +61 7 423 820 701
Email medgar@xstratacopper.com.au

Jemma Schweikert
Community Relations Advisor
Telephone +61 7 4744 6552
Mobile +61 7 412 126 510
Email jschweikert@xstratazinc.com.au

Sue Sara
General Manager Corporate Affairs Queensland
Telephone +61 7 3295 7535
Mobile +61 7 411 206 090
Email suesara@xstrata.com.au

www.xstrata.com

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 50,000 people, including contractors.

About Xstrata Copper

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

About Xstrata Zinc

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

News Releases

xstrata

All of our press releases are formatted for online viewing and printing (RSS feed available).

Euro Medium Term Note programme update and pricing of Euro and Sterling denominated notes

Zug, 21 May 2008

This announcement is not for release, publication or distribution in or into the United States, Canada, Australia, South Africa or Japan or to U.S., Canadian, Australian, South African or Japanese persons.

f you are not concerned by the restrictions above, please proceed to the Euro Medium Term Note programme update and pricing of Euro and Sterling denominated notes announcement.

Xstrata File
Number 82-34660

MOUNT ISA
MINES

MEDIA RELEASE

Mount Isa, 22 May 2008

XSTRATA WELCOMES QUEENSLAND HEALTH REPORT

Xstrata Mount Isa Mines has welcomed the release of Queensland Health's *Get Bled for Lead* report detailing the results of a blood lead screening program for children in Mount Isa.

The report will be discussed at a public forum this evening in Mount Isa. It details the findings from Queensland Health's *Get Bled for Lead* awareness campaign and screening program initiated in September 2006 and carried out last year.

The program, supported by Xstrata, encouraged Mount Isa residents to have their 1 to 4 year old children's blood tested for lead.

Chief Operating Officer Xstrata Copper North Queensland and *Living with Lead Alliance* Committee member, Mr Steve de Kruijff, said "Xstrata welcomes the recommendations contained in Queensland Health's report, particularly regarding the ongoing monitoring and reporting of children's lead levels in Mount Isa.

"As a key stakeholder in Mount Isa, we are committed to continuing to work proactively working with other Alliance members to ensure the health and well-being of our children.

"We support the report's recommendations and will work with Queensland Health, the Environmental Protection Agency, the Mount Isa City Council and the Mount Isa community to continue to ensure the health and safety of everyone in our workplace and the community," said Mr de Kruijff.

"For the last 15 years, we have provided free confidential blood-tests to community members through the Queensland Medical Laboratory.

"We are also undertaking a number of environmental initiatives including the independent Whole of Emissions Study which comprises a series of studies about pathways of lead into the community, removing historical mine sediments from the Leichhardt River, conducting the Smelter Emissions Project to improve emissions capture and treatment from our smelters and continuously improving the environmental performance of our operations.

"We have already spent over $200 million on more than 80 environmental initiatives since Xstrata's involvement with Mount Isa Mines began in 2003," he said.

Xstrata has a strong track record of working closely with government and community groups in Mount Isa and is a founding member of the advisory group, the *Living with Lead Alliance*.

Mr de Kruijff said "Xstrata will also work with fellow *Living with Lead Alliance* members to look at new ways to provide information to the community about minimising their exposure to lead."

Ends

XSTRATA CONTACTS

Melanie Edgar
Manager Community Relations NQ

Telephone +61 7 4744 2832
Mobile +61 7 423 820 701
Email medgar@xstratacopper.com.au

Sue Sara
General Manager Corporate Affairs Queensland

Telephone +61 7 3295 7535
Mobile +61 7 411 206 090
Email suesara@xstrata.com.au

www.xstrata.com

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA ZINC

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.
In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

media centre / news releases

News Releases

xstrata

All of our press releases are formatted for online viewing and printing (RSS feed available).

Xstrata Treetop Walkway opens at Kew Gardens

London, 22 May 2008

Xstrata has made a significant contribution to development and construction of the Xstrata Treetop Walkway at the Royal Botanic Gardens, Kew.

The Walkway is 18 metres high and is a permanent structure allowing visitors to stroll through the canopy of the Capability Brown's woodland in Kew's deciduous arboretum. The Treetop Walkway was designed by Marks Barfield Architects, the architects of the London Eye, who have won the Leisure category in this year's Condé Nast Traveller Innovation and Design Awards for the Walkway and its accompanying Rhizotron. At 200 metres long the Walkway will provide an opportunity to experience trees and wildlife at height, as well as offering a bird's eye view of Kew's 300 acre site and the London skyline beyond. A sky classroom will offer a unique open-air learning environment in the treetops.

Mick Davis, Xstrata Chief Executive commented: "Xstrata has greatly benefited from its presence in London since our IPO in 2002 and we are delighted to support the development of this imaginative and educational installation at Kew. Xstrata has participated in this project through our corporate social involvement funds, which contribute a minimum of 1% of global profit before tax to numerous educational, environmental and social projects globally."

The Xstrata Treetop Walkway and Rhizotron are an integral part of Kew's summer festival and will also mark the start of Kew's Year of the Tree. The Walkway will open to the public on 24 May 2008.

Ends

Xstrata contacts

Claire Divver		Pamela Bell	
Telephone	+44 20 7968 2871	Telephone	+44 20 7968 2822
Mobile	+44 7785 964 340	Mobile	+44 7799 626715
Email	cdivver@xstrata.com	Email	pbell@xstrata.com

www.xstrata.com

XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata contributes a minimum of 1% of Group profit before tax each year to fund initiatives that benefit the communities associated with its operations, particularly those located in remote areas or in regions with a lower level of social and economic development and infrastructure. Xstrata develops and supports community social involvement programmes in the areas of community health, education, social and community development and culture and art. In 2007, Xstrata set aside a total of $102 million and the majority of corporate social involvement funds were spent in South America and South Africa for community development initiatives, education and enterprise

development.

xstrata

NEWS RELEASE

XSTRATA CANADA ANNOUNCES INTENTION TO REDEEM PREFERRED SHARES, SERIES H AND SERIES 2

Toronto, 22 May 2008

Xstrata plc's subsidiary, Xstrata Canada Corporation ("Xstrata Canada"), announces its intention to redeem all of its outstanding Cumulative Preferred Shares, Series H (TSX: FAL.PR.H) and Series 2 (FAL.PR.A) by the end of July 2008. Holders of Series H shares will receive C$25.00 per share in cash and holders of Series 2 shares will receive C$25.50 in cash, in each case plus accrued and unpaid dividends in respect of each share up to, but excluding, the date of redemption. Xstrata Canada intends to use its internal cash resources to fund the aggregate redemption price of approximately C$275 million.

ends

For further information, please contact:

Xstrata contact

Stephen Young
Xstrata Canada Corporation
Telephone 1 (416) 775-1556
Email syoung@xstratanickel.ca

Forward Looking Statements

This announcement includes statements that are, or may be deemed to be, "forward-looking statements ". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata Canada's ability to control or predict. Forward-looking statements are not guarantees of future performance.

News Releases

xstrata

All of our press releases are formatted for online viewing and printing (RSS feed available).

Publication of final terms of European Medium Term Notes programme

Zug, 23 May 2008 This announcement is not for release, publication or distribution in or into the United States, Canada, Australia, South Africa or Japan or to U.S., Canadian, Australian, South African or Japanese persons. If you are not concerned by the restrictions above, please proceed to the Publication of Final Terms

xstrata

NEWS RELEASE

XSTRATA CANADA ANNOUNCES PLAN OF ARRANGEMENT APPROVED BY COURT AND SHAREHOLDERS

Toronto, 29 May 2008

Xstrata plc's subsidiary, Xstrata Canada Corporation, ("Xstrata Canada" or the "Corporation"), today announced that it has obtained the requisite shareholder and court approvals necessary to effect the proposed plan of arrangement (the "Arrangement") described in the Corporation's management information circular dated May 1, 2008. The implementation of the Arrangement is expected to permit Xstrata Canada to realize certain tax synergies that the Corporation would not otherwise be able to realize, namely increasing the adjusted cost base of certain of the Corporation's properties.

At a special meeting of the shareholders of Xstrata Canada held on May 28, 2008, a resolution approving the Arrangement was passed by 99.90% of the votes cast by common and preferred shareholders of the Corporation. At a hearing before the Superior Court of Justice of Ontario today, the Court issued a final order determining that the terms and conditions of the Arrangement are fair and reasonable and approving the Arrangement. The Corporation anticipates that the Arrangement will become effective on June 1, 2008.

As previously announced, Xstrata Canada has issued notices to redeem all of its outstanding Cumulative Preferred Shares, Series H (TSX: FAL.PR.H) and Series 2 (FAL.PR.A). The Series H shares will be redeemed on June 30, 2008 and the Series 2 shares will be redeemed on July 10, 2008. Holders of Series H shares will receive C$25.00 per share in cash and holders of Series 2 shares will receive C$25.50 in cash, in each case plus accrued and unpaid dividends in respect of each share up to, but excluding, the date of redemption. Xstrata Canada intends to use its internal cash resources to fund the aggregate redemption price of approximately C$275 million.

ends

For further information, please contact:

Xstrata contact

Stephen Young
Xstrata Canada Corporation
Telephone 1 (416) 775-1556
Email syoung@xstratanickel.ca

Forward Looking Statements

This announcement includes statements that are, or may be deemed to be, "forward-looking statements ". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata Canada's ability to control or predict. Forward-looking statements are not guarantees of future performance.

MOUNT ISA MINES

MEDIA RELEASE

XSTRATA MOUNT ISA MINES REJECTS ALLEGATIONS OF ALLEGED SCIENTIFIC 'COVER UP'

Mount Isa, Friday 30 May 2008

Xstrata Mount Isa Mines has rejected allegations of a "cover up" of scientific reports.

According to some media reports, an email from Dr Niels Munksgaard from Charles Darwin University refers to a study conducted by himself and his research team in 1997-98 as part of the Mount Isa Mines Limited Panel Assessment Study (PAS). The study was reportedly conducted in collaboration with the Commonwealth Scientific and Industrial Research Organisation (CSIRO).

Dr Munksgaard is allegedly claiming that the report published on the Queensland Environmental Protection Agency (EPA) website does not contain full scientific data and conclusions.

It is Xstrata Mount Isa Mines' understanding that all PAS material is available on the EPA website and has been for many years. One of the supporting reports to the PAS' final report is entitled *MIM – Emissions and the environment – final report to Mount Isa Mines Limited.* This report is also published on the EPA website. This report was prepared by the CSIRO and Northern Territory University and Dr Munksgaard appears as a contributor and co-author to this report.

Steve de Kruijff, Chief Operating Officer, Xstrata Copper North Queensland said "We understand this is the report being referred to in Dr Munksgaard's email. We will endeavour to speak to Dr Munksgaard to find out if the data he is referring to is not included in this report. However, it is likely that the final report would have been approved and endorsed by the CSIRO who were the scientific authority on the Panel.

"We understand that the isotopic studies conducted by Dr Munksgaard and his team were predominantly focussed on the area north west of the Mount Isa Mines smelters, away from the town. The results of these studies are not an assessment of issues relating to the community of Mount Isa or the health of its residents.

"The PAS was conducted in an open and transparent manner and the final report was delivered in February 2001. The main objective of the PAS was to report on the environmental impact of sulphur dioxide emissions from smelters and the likely reductions from when the acid plant was operating," he said.

Members of the PAS included the EPA, CSIRO, Australian Workers Union (AWU), a consultant metallurgical engineer, Queensland Institute of Medical Research (QIMR), Mount Isa City Council, Mount Isa Chamber of Commerce, and nominees from Mount Isa Mines (MIM) and Western Mining Corporation (WMC).

The Queensland Minister for Environment set the terms of reference and appointed the independent panel.

Steve de Kruijff, Chief Operating Officer, Xstrata Copper North Queensland said "Xstrata Mount Isa Mines is committed to continuous environmental improvement and we have strong support from our local community. All we ask for is some balance in the reporting of this issue.

"We are proud of our environmental performance and our commitment to the health and safety of our employees and the community," he said.

"We have an extensive network of monitoring systems in the community and consistently report well below the EPA limit of 1.5 micrograms per cubic metre for lead levels.

"We have reduced sulphur dioxide emissions from the copper smelter by 77% since 2000, and further initiatives to improve emissions capture are being identified through the Smelter Emissions Project with a target of 95% capture and treatment of sulphur dioxide emissions from the copper smelter," he said.

ends

XSTRATA CONTACTS

Xstrata contacts

Sue Sara
General Manager Corporate Affairs Queensland
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email ssara@xstratacopper.com.au

Melanie Edgar
Manager Community Relations NQ
Telephone +61 7 4744 2832
Mobile +61 423 820 701
Email medgar@xstratacopper.com.au

www.xstrata.com

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines,

South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA ZINC

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

MOUNT ISA
MINES

MEDIA RELEASE

XSTRATA MOUNT ISA MINES RECEIVES COPY OF DRAFT REPORT'S SUPPORTING DATA

Mount Isa, Monday 2 June 2008

Xstrata Mount Isa Mines confirms it has now received a copy of the supporting data to the 10-year old draft report prepared by Associate Professor David L. Parry from the then Northern Territory University (now the Charles Darwin University) and his research team in 1997-98, which included Dr Niels Munksgaard. The draft report was prepared in conjunction with the Commonwealth Scientific and Industrial Research Organisation (CSIRO) as part of the Mount Isa Mines Limited Panel Assessment Study (PAS).

Xstrata has also provided a copy of the draft report to the Queensland Environmental Protection Agency (EPA).

Steve de Kruijff, Chief Operating Officer, Xstrata Copper North Queensland said, "While we don't know why the draft report was not finalised and its supporting data was not included in CSIRO's final report, we are grateful to Dr Munksgaard for providing the information.

"The primary focus of Dr Munksgaard's study was to complement other studies to trace the sulphur dioxide plume and metal dispersion from the Mount Isa Mines' smelters, away from the town.

"It was not a human health assessment study. In speaking with Dr Munksgaard today, he has confirmed the focus of the study.

"Last year we commissioned a comprehensive, peer-reviewed *Whole of Emissions* study looking at the impact of lead on the Mount Isa community," he said.

The three-phased study, conducted by Associate Professor Barry Noller from the University of Queensland, is looking at lead in air, land and water in Mount Isa.

"Looking forward, Associate Professor Noller's study will look at lead in Mount Isa, and will have a human health focus – something Dr Munksgaard's study did not touch on, but which is critical to what we're interested in.

"This is what Xstrata's focus is on – the health and well-being of our community.

"Over the years, many studies have been conducted, so there is a lot of information in the public domain.

"Dr Munksgaard's study focused on the environmental method of tracking metals associated with emissions from the Mount Isa Mines' smelters focussing up to 100 km away from the residential area of Mount Isa, in the prevailing wind direction.

"At the moment, we're not comparing apples with apples. People are talking about a host of different reports, each with different purposes and methodologies.

"This is why we've commissioned a world-renowned toxicologist to categorically research the status of lead in the community.

"The Mount Isa Mines' smelters and the Incitec Pivot acid plant are well managed through the Air Quality Control Centre (AQC) which incorporates 15 monitoring stations throughout the city to monitor ambient air quality levels and in turn direct operations.

"Xstrata has stringent environmental monitoring and reporting processes and we are committed to achieving the highest standards of environmental performance.

"We have reduced sulphur dioxide emissions from the copper smelter by 77% since 2000, and we are progressing further initiatives to increase the capture and treatment of these emissions to 95%.

"We have an extensive network of environmental monitoring systems in the community and consistently report well below the EPA limit of 1.5 micrograms per cubic metre for lead in air levels," he said.

Dr Munksgaard has acknowledged that there have been many improvements to Mount Isa Mines' operations since Xstrata took ownership in 2003.

"We are proud of our environmental performance and our commitment to the health and safety of our employees and the community," Mr de Kruijff said.

ends

XSTRATA CONTACTS

Melanie Edgar
Manager Community Relations NQ

Telephone +61 7 4744 2832
Mobile +61 7 423 820 701
Email medgar@xstratacopper.com.au

Sue Sara
General Manager Corporate Affairs Queensland
Telephone +61 7 3295 7535
Mobile +61 7 411 206 090
Email suesara@xstrata.com.au

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA ZINC

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.
In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.
Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

xstrata

NEWS RELEASE

XSTRATA GAINS GLOBAL RECOGNITION FOR HIV/AIDS COMMUNITY PROGRAMME IN SOUTH AFRICA

London and Johannesburg, 4 June 2008

Xstrata Coal South Africa has today been announced as the winner of a prestigious Business Excellence Award by the Global Business Coalition on HIV/AIDS, TB and Malaria (GBC). The GBC Award for Business Excellence in HIV/AIDS Expanded Community Initiatives recognises Xstrata Coal's innovative public-private partnership which has strengthened local health services and extended HIV/AIDS and TB testing, counselling and treatment in two health districts of Mpumalanga province that have a population of over one million people. Approximately one in four adults in the province is living with HIV.

The award will be presented to Xstrata at a gala awards dinner on 9 June in New York City. UN Secretary General Ban Ki-Moon and Mick Davis, Chief Executive, Xstrata plc will address the event, which is being held in conjunction with the United Nations 2008 High-Level Meeting on AIDS on 10 and 11 June.

Mick Davis, Xstrata plc Chief Executive said: "I am delighted that the Global Business Coalition has recognised Xstrata Coal's initiatives to respond to HIV/AIDS and TB and support the communities in which we operate in South Africa with a Business Excellence Award. As Xstrata Coal's groundbreaking public-private partnership demonstrates, through collaboration, business, government, communities and others can combine resources and leverage each other's strengths to counter the HIV and TB pandemics far more effectively than any one participant could achieve alone. "

The award recognises the collaborative partnership that Xstrata Coal and its implementing partner Re-Action have established with the Mpumalanga Department of Health and Social Services, district health authorities and community-based groups, including traditional healers. The partnership includes co-investment from the US President's Emergency Fund for Aids Relief (PEPFAR), which matches funding provided by Xstrata.

Through the partnership, Xstrata is working closely with government, community-based organisations, PEPFAR and others to upgrade infrastructure at primary care clinics and four of the Province's hospitals; facilitate the recruitment and retention of health workers in

these government facilities; and enable community members to access antiretroviral treatment at their local primary care clinics, including through two Xstrata-sponsored health clinics.

Peter Freyberg, Xstrata Coal Chief Executive commented: "We are very proud to be part of a partnership that is responding to the significant issue of HIV/AIDS and TB in South Africa with speed and determination. The success of our programme depends on the commitment and co-operation of each of our partners, and I extend my thanks to the provincial and district health authorities, Re-Action, PEPFAR and communities who are working with us to stop the spread of HIV and TB. We expect to welcome other companies working in South Africa to join our partnership in the near future, to strengthen health services and extend access to HIV testing, counselling and treatment to additional communities."

"We've reached a critical moment in the struggle against global epidemics, and are poised to move from merely fighting to winning," said John Tedstrom, Executive Director of the Global Business Coalition on HIV/AIDS, TB and Malaria. "We congratulate Xstrata, which has shown the world how companies can deliver remarkable improvements in the health and well-being of the workforce and the broader community. Businesses like Xstrata possess the skills, resources and influence to achieve otherwise inconceivable outcomes. We need many, many more to make their own contribution."

Xstrata Coal's HIV/AIDS workplace and community programmes have been recognised by the annual GBC awards three times in the past four years, winning the Business Excellence Award for voluntary counselling and testing in 2006 and gaining a commendation in 2005.

Ends

Xstrata contacts

Songezo Zibi
Telephone +27 11 250 0064
Mobile +27 82 303 8176
Email szibi@xstrata.co.za

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 20 7785 964340
Email cdivver@xstrata.com

www.xstrata.com

Notes to editors

Xstrata Coal South Africa (XCSA) has a successful workplace HIV & AIDS management programme that commenced in 2003. Currently, well in excess of 90 percent of XCSA employees know their HIV status. XCSA's workplace HIV & AIDS programme is being implemented within a company-wide wellness programme that helps employees manage a wider range of personal health issues.

xstrata copper

MEDIA RELEASE

XSTRATA COPPER CONFIRMS ITS OFFER FOR INDOPHIL WILL LAPSE IF LION IS ACQUIRED BY INDOPHIL – UPDATE TO CONDITIONS

Brisbane, 5 June 2008

Xstrata Queensland Limited ("Xstrata") today provided an update to the conditions which will attach to its proposed offer for Indophil Resources NL ("Indophil"), announced on 15 May 2008.

1. Extension of Indophil offer for Lion

Indophil today indicated that it has extended its takeover offer for Lion Selection Limited ("Lion") by four weeks until 7 July 2008.

In light of this extension, Xstrata has decided that its takeover offer, when made, will not include condition (c)(ii) from its 15 May 2008 announcement. This will ensure that Indophil shareholders continue to receive the benefit of Xstrata's all cash offer for their shares, notwithstanding Indophil's decision to extend its takeover offer for Lion.

Xstrata notes that Indophil has previously announced that its offer for Lion will not be increased.

2. Impact of Indophil's offer for Lion on Xstrata's offer for Indophil

Xstrata's offer for Indophil remains subject to condition (c)(i) which provides:

> *"before the end of the Offer Period, the 50.1% minimum acceptance condition under Indophil's takeover bid for Lion is not satisfied or waived by Indophil".*

Xstrata notes that to date, Indophil has received negligible acceptances from Lion shareholders for its offer for Lion. Indophil currently has a relevant interest of 0.60% of Lion shares and has received acceptances in relation to 1.20% of Lion options.

However, should Indophil receive sufficient acceptances from Lion shareholders to satisfy the 50.1% minimum acceptance condition prior to the close of the Xstrata offer, Xstrata confirms that it does not intend to waive this condition.

Accordingly, if Indophil is successful in acquiring 50.1% of Lion Selection or greater, Xstrata's offer for Indophil will lapse.

If the Xstrata offer for Indophil lapses, it is likely that the Indophil share price will fall substantially. The 30-day volume weighted average price of Indophil shares prior to the announcement of the Xstrata offer was \$0.77 (30.6% lower than yesterday's closing price for Indophil shares).

3. Timetable update

Xstrata expects to lodge its Bidder's Statement, containing its takeover offer for Indophil with ASIC and the ASX within a week and to dispatch it to Indophil shareholders two weeks later. The document contains material information with respect to the Tampakan Project, which is Indophil's only material asset.

BOTH LION AND INDOPHIL SHAREHOLDERS SHOULD TAKE NO ACTION UNTIL THEY READ THE XSTRATA BIDDER'S STATEMENT.

Ends

Contact:

Xstrata Copper
Sue Sara
Telephone: +61 7 3295 7535
Mobile: +61 7 411 206 090
Email: suesara@xstrata.com.au

Xstrata Copper
Emily Russell
Telephone: +56 2 4782204
Mobile: +56 9 78879487
Email: erussell@xstratacopper.cl

Xstrata Group
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

Xstrata Group
Investors and analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455 885
Email: hrossouw@xstrata.com

Deutsche Bank
Alex Cartel
Managing Director
Co-Head Natural Resources Group
Telephone: +61 3 9270 4475
Mobile: +61 407 434 220
Email: alex.cartel@db.com

www.xstrata.com

About the Tampakan copper project

The Tampakan copper project is located on the southern Philippine island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the boundary of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper gold deposit is located in the province of South Cotabato, municipality of Tampakan.

The Tampakan mineral resource is the largest undeveloped copper-gold deposit in South East Asia. The latest mineral resource estimate confirmed 2.2 billion tonnes containing 12.8 million tonnes of copper and 15.2 million ounces of gold at a 0.3% copper cut-off grade.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan copper project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc. **www.smi.com.ph**

About Xstrata Copper
Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. It employs over 15,000 people, including contractors.

About Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata is a major, long-term investor in Australia and currently employs over 11,000 people at its coal, copper, zinc and nickel operations in New South Wales, Queensland, the Northern Territory and Western Australia. Since 2002 Xstrata has invested over A$16 billion (US$11.2 billion) in Australia.

xstrata copper

PRESS RELEASE

XSTRATA COPPER CANADA TO REHABILITATE LAND IN THE SANDY BEACH AREA

Gaspé, June 5, 2008

Xstrata Copper Canada will undertake major rehabilitation work on properties in the Sandy Beach area of the port of Gaspé in Quebec. The residential, commercial and industrial properties targeted are located within or adjacent to the Gaspé industrial park of Sandy Beach.

The company is voluntarily planning the rehabilitation work further to the demolition of structures and soil rehabilitation in Murdochville, after the smelter was permanently closed in 2002. From 1956 - 2002, Falconbridge Ltd. (formerly Noranda), acquired by Xstrata in 2006, received copper concentrate in Gaspé for processing at the Murdochville smelter.

Xstrata Copper Canada has submitted the documentation required to proceed with the voluntary rehabilitation project to the Quebec Ministry of Sustainable Development, Environment and Parks, and the submission is now under review. "The work will affect the lots of 55 residential property owners and 24 commercial and industrial property owners whose soils show concentrations of metals, mainly copper. The excavated soils will be safely reused as cover material in Xstrata Copper Canada's tailings sites in Murdochville and replaced by soils that meet the relevant standards," said Jacques Moulins, General Manager, Site Environment & Rehabilitation for Xstrata Copper Canada.

Xstrata Copper Canada has engaged experts to carry out the remediation work, including the soil sampling, after receiving authorization from property owners. Samples were analyzed in certified laboratories that meet standards set by the Quebec government.

"We plan to carry out the rehabilitation work on the residential properties this summer and will do all we can to minimise any disruption to residents. Fortunately, we can draw on our experience in Murdochville, which is one of the biggest remediation projects of its type in Quebec," added Moulins.

Approximately 485 properties have already been successfully rehabilitated in Murdochville. In total, Xstrata Copper Canada will have spent some C$ 40 million in the region on the rehabilitation of closed metallurgical operations.

Xstrata Contacts

Louis-Philippe Gariépy
W: + 1 514 645 2311, ext. 2162
E: lpgariepy@xstratacopper.ca

Emily Russell
W: + 56 2 478 2204
M: + 56 9 8528 1650
E: erussell@xstratacopper.cl

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

xstrata nickel

NEWS RELEASE

XSTRATA NICKEL'S RAGLAN MINE HONOURED FOR SAFETY PERFORMANCE

Montebello, Québec, June 10, 2008

Xstrata Nickel is pleased to announce that its Raglan operation in Northern Quebec has been awarded the 2007 F.J. O'Connell trophy for excellence in safety for the ninth time in the last ten years.

The F.J. O'Connell award is presented each year by the Mining Association of Quebec (AMQ) to the Quebec mine that has recorded the most improvements in mine safety and accident prevention.

"We are delighted to again accept this recognition of our commitment to 'Zero Harm' in our operations," said Michel Boucher, General Manager of the Raglan Mine. "We are proud of our record of continuous safety improvement and have all employees and contractors to thank for reducing our total recordable injury frequency rate by more than 50% last year and for putting safety first."

Ian Pearce, Chief Executive Officer of Xstrata Nickel, added "Over the past year, we have continued to make improvements to our health and safety programs throughout our operations and engrained a safety-first philosophy into everything we do. This significant achievement for Raglan is proof that the well-being of our employees is our top priority. We are committed to seeing our ambitious growth plans and prospects at Raglan go hand-in-hand with an emphasis on 'Zero Harm.'"

Xstrata Nickel's Raglan mining camp was constructed at a cost of Cdn$600 million and began production in 1997. In 2007, capital investments included Cdn$48 million to refurbish existing wharf facilities and Cdn$50 million to expand accommodation facilities. Exploration results have confirmed Zone 5-8 as the largest mineralized zone in Raglan's history, adding an estimated 4.5 million tonnes grading 2.80% nickel of inferred resources in 2007.

Raglan consists of three underground and one open pit nickel mines and a concentrator. Approximately 680 employees and 250 contractors work at Raglan. Work is currently underway to increase production to 1.3 million tonnes per annum by the end of 2008 and the company is reviewing plans for additional infrastructure, which is expected to allow a further expansion to reach 1.5 million tonnes by 2011. Exploration results continue to indicate that production can be doubled from current production in future.

ends

Xstrata Nickel
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic, a high-grade sulphide mine and processing facility in Western Australia; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania, Araguaia in Brazil and Sinclair in Australia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 116,000 tonnes of refined nickel.

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Information:

Peter Fuchs
Director, Corporate Affairs
Xstrata Nickel
Tel: (416) 775-1523
Email: pfuchs@xstratanickel.ca

xstrata
nickel

NEWS RELEASE

XSTRATA NICKEL'S MINE RESCUE TEAM WINS PROVINCIAL COMPETITION

Sudbury, Ontario, 11 June 2008 – Xstrata Nickel's Sudbury Operations is proud to announce its Fraser/Thayer-Lindsley mine rescue team won the Provincial Mine Rescue Competition held June 6-7, 2008 at the Northern Centre for Advanced Technology's (NORCAT) training site in Onaping.

The team was honoured with three of the competition's five awards:

- First Place Overall
- Team Firefighting
- Team First Aid

The team competed against five others from across Ontario. This is the fifth time in 12 years a team from the Sudbury Operations has won the top provincial title.

"Congratulations to the members of the Fraser/Thayer-Lindsley team. They were outstanding representatives of both Xstrata Nickel and the Sudbury district with their performance," said Mike Romaniuk, Vice-President of Sudbury Operations for Xstrata Nickel. "This is a clear demonstration of the quality of our mine rescue program and the commitment of all employees involved to ensuring the health and safety of our workers."

Mine rescue is a specialized and provincially regulated aspect of emergency response for mining operations. Xstrata Nickel has nearly 70 personnel trained for mine rescue. They train at least six times during the year, with additional training for those participating in the competitions. All mine rescuers must pass a Basic and Standard course; an Advanced accreditation is also available.

Each year the Mines and Aggregates Safety and Health Association (MASHA) holds regional and provincial mine rescue competitions in Ontario to test team skills and to help ensure consistency in training and equipment across all districts. Teams of eight simulate a response to a crisis situation, during which they are judged on their use of field testing gear, the briefing delivered by the Briefing Officer to the team and the rescue simulation.


ONTARIO MINE RESCUE

Fraser/Thayer-Lindsley mine rescue team:
Front row left to right: Dave Lachance (Captain), Luc Lalonde and Pierre Coderre (Vice-Captain)
Back row left to right: Joe Hinrich, Cliff Poirier, Greg Nadeau, Terry Dubois (Briefing Officer) and Dale Kinnonen

ends

***

Background

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; a high-grade sulphide mine and processing facility in Western Australia and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania, Araguaia in Brazil and Sinclair in Australia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 116,000 tonnes of refined nickel.

Xstrata Nickel Contacts

Kerri Jones, Senior Advisor, Corporate Affairs

Office	+1 705 693 2761, ext.3989
Mobile	+1 705 507 5238
Email	kjones@xstratanickel.ca

McArthur River Mining

Xstrata File
Number 82-34660

MEDIA RELEASE

MRM COMMENTS ON FEDERAL COURT DECISION

Darwin, 13 June 2008

Xstrata Zinc's McArthur River Mining (MRM) today welcomed the Federal Court decision on the Commonwealth Government process which led to the consent of the mine's $110 million open pit development following approval by the Northern Territory Government.

Federal Court Justice Mansfield dismissed the plaintiffs' case against the Federal Government and MRM.

Xstrata Zinc Australia Chief Operating Officer, Mr Brian Hearne, said he was pleased with the result as it validated the Federal Government's decision to allow the open pit development to proceed and reflected the fact that the development itself was soundly based.

"It remains business as usual at MRM and the open pit development is continuing to proceed on schedule," he said.

Ends

For more information contact:
Chris Cosgrove, Rowland
Telephone +61 (0)7 3229 4499
Mobile +61 (0)422 651181
Email chris.cosgrove@rowland.com.au

MOUNT ISA MINES

Xstrata File Number 82-34660

MEDIA RELEASE

XSTRATA MOUNT ISA MINES RELEASES 2007 COMMUNITY SURVEY RESULTS

Mount Isa, 16 June 2008

Xstrata Mount Isa Mines has today released results of the 2007 Community Survey into Environmental and Public Health Issues in Mount Isa.

The research, undertaken by a team from the Centre for Social Responsibility in Mining, Sustainable Minerals Institute, University of Queensland, and The University of Queensland Social Research Centre was commissioned by Xstrata Mount Isa Mines.

Environment Manager Xstrata North Queensland, Ed Turley, said the report showed Xstrata's commitment to the health and safety of the Mount Isa community had paid off with some good results.

"Key findings of the research show that Xstrata is in touch with the main health concerns of air emissions and their impact on ground level air quality in the community," said Mr Turley.

"The research reveals that improved air quality controls have had a positive impact on community perceptions of air quality in Mount Isa.

"While many respondents considered there was scope for further improvements, there was recognition from Mount Isa residents that progress had been made over the past few years," he said.

Mr Turley said that Xstrata is committed to working with regulatory bodies to maintain safe air quality for the Mount Isa community.

"The current Smelter Emissions Project which is assessing the feasibility of additional capture and treatment options from our smelters will result in further significant reductions in air emissions on top of the emissions treated by the Incitec acid plant," said Mr Turley.

"The Whole of Emissions Study which is assessing and reducing potential pathways for lead and other heavy metals into the community will enable us to determine potential risks to human and ecological health and measure the effectiveness of improvements from the Smelter Emissions Project.

"The health and safety of our employees and the community in which they live is our highest priority," he said.

"Xstrata will continue to implement a robust and rigorous emissions monitoring and reporting program to ensure that the Mount Isa community's understanding of air quality control continues to improve in future years," said Mr Turley.

Conducted in early November 2007, the research included a random telephone survey of 500 residents in the target region.

Data about community perceptions and experiences of air quality in Mount Isa was compared to results of a similar survey conducted in 2000.

The report shows that while air quality remains a significant concern for Mount Isa residents, the community has recognised there have been significant improvements since 2000 when the acid plant was commissioned.

A full copy of the University of Queensland report on community perceptions into Environmental and Health Issues in Mount Isa can be accessed online via www.csrm.uq.edu.au

Ends

Xstrata contact:
Melanie Edgar
Manager Community Relations NQ
Telephone: +61 4744 2832
Mobile: +61 423 820 701

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 50,000 people, including contractors.

About Xstrata Copper

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

About Xstrata Zinc

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

MOUNT ISA
MINES

MEDIA RELEASE

XSTRATA COMPLETES LEICHHARDT RIVER REMEDIATION PROJECT

Mount Isa, Tuesday 17 June 2008

Xstrata Mount Isa Mines safely completed Stage 2 of its *Leichhardt River Remediation Project* on Friday 13 June, removing 120,000 tonnes of historical mine sediment material from the Leichhardt River and disposing it on the Mount Isa Mines lease.

Mr Ed Turley, Environment Manager Xstrata Copper North Queensland, said "The final work was completed on Friday last week without incident and ahead of schedule."

The Stage 2 work commenced on 12 May and was originally due for completion yesterday.

"Full credit is extended to all 54 people involved in this project, from our Environment Department, Bulk Product Transport Department and Community Relations Department employees, earth moving and plumbing contractors, security staff, and Mount Isa City Council employees, who all helped to ensure that the Stage 2 works were completed safely and on time," said Mr Turley.

"The purpose of the Leichhardt River project was to identify and remove historical mine sediments from the riverbed which have been exposed over time as a result of natural erosion within the river system.

"Although the University of Queensland's Centre for Mined Land Rehabilitation had identified the potential risk of these sediments to human health to be minimal, it was important for the historical mine sediment to be removed," he said.

The Stage 2 works involved 252 hours of operation over 24 days. Xstrata Mount Isa Mines reports that it:

- Completed the project safely and on time
- Removed 70,000 cubic metres (m^3) (120,000 tonnes) of historical mine sediment which equated to the removal of $278m^3$ per hour
- Made 3,894 trips from the Leichhardt River bed to Gardenia Gate to dispose of the material safely on the Mount Isa Mines lease. This equated to approximately $31m^3$ per truck per hour.
- Used 10.3 million litres of water from its operations for dust suppression
- Replaced historical mine sediment with approximately 15,000 m^3 (25,000 tonnes) of clean fill from our quarry
- Registered no exceedances on the dust or noise monitors during the project

- Graded all operational areas within the Leichhardt River bed on completion of the project, and
- Received four community complaints regarding noise and dust during the project which were handled by the Environment Department.

"During the next six weeks, we will undertake grid sampling of the entire Stage 2 area of work within the Leichhardt River, and repeat this process following the 2008/09 wet season to help ensure and verify that all exposed historical mine sediment has been removed," said Mr Turley.

"Follow-up sampling will then be conducted post-wet season on an annual basis through to 2011 to ensure that river flows and natural erosion do not uncover any additional mine sediments.

"In addition to completing the project, we are in the process of revegetating and beautifying a vacant block of land at the end of Sunflower Street that was used by the trucks to access the river bed," he said.

As part of Xstrata's *Whole of Emissions Study* being undertaken by the University of Queensland's Centre for Mined Land Rehabilitation, and led by world renowned toxicologist Associate Professor Barry Noller, Xstrata announced the *Leichhardt River Remediation Project* at a regular Community Information Session in August 2007.

Initial results of the *Whole of Emissions Study* into land have indicated that performance of previous campaigns to remove historical mine sediments from the Leichhardt River have been very successful.

Additional investigations into Emissions to Air, Land and Water are continuing. These include:

- Further soil testing around the community to identify where natural mineralisation exists
- Collection of dust fallout in the community to determine the sources of lead in the community, and
- Testing of semi-permanent waterholes along the Leichhardt River.

This work is being used to set the terms of reference for the three year PhD study into potential lead pathways from our operations into the community.

Xstrata Mount Isa Mines thanks the local community for their understanding and patience while this important project was completed.

Ends

XSTRATA CONTACT

Melanie Edgar
Manager Community Relations NQ
Telephone +61 7 4744 2832
Mobile +61 7 423 820 701
Email medgar@xstratacopper.com.au

www.xstrata.com

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

ABOUT XSTRATA ZINC

Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.
In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.
Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

YMCA Sudbury

xstrata nickel

FOR IMMEDIATE RELEASE (JUNE 18, 2008)

XSTRATA NICKEL DONATES CAMP FALCONA AND $150,000 TO THE SUDBURY YMCA

YMCA *Strong Kids Campaign* the Beneficiary of Both

SUDBURY, ONTARIO – Xstrata Nickel announced today a donation of $50,000 for each of the next three years to the Sudbury YMCA and the YMCA *Strong Kids Campaign.* In addition to the monetary donation, Xstrata Nickel also signed over the deed to Camp Falcona to the YMCA who has been running the camp since 1998. The total donation is worth an estimated $600,000.

"We are very excited and proud to be part of the YMCA family in Sudbury," said Dan Malinski, Thayer-Lindsley Mine Manager at Xstrata Nickel. "Their work on the YMCA *Strong Kids Campaign* and management of Camp Falcona is enhancing our community by providing the kids of financially challenged families the opportunity to keep healthy and to be included in great life experiences. The benefits of these programs are invaluable to the City of Greater Sudbury now and in the future."

"This is an exciting day for the YMCA in Sudbury," Said Daran Moxam, Chair of the YMCA's Board of Directors. "The donation of the property and buildings at Camp Falcona will ensure that YMCA camping programs will happen on Nelson Lake for many years into the future. The support given to the YMCA *Strong Kids Campaign* will open YMCA doors for more children who otherwise could not afford the fees. Xstrata's support will strengthen our community through its families and children."

By embracing and engaging the youth of Sudbury, the YMCA *Strong Kids Campaign* will provide them the tools necessary to build strong communities. The program raises financial support for children, teens and families who are unable to afford the full cost of participation in a YMCA program or activity. It can enable a financially challenged family to use a child care facility or give a child a fun and positive character-building experience at a YMCA Camp, such as Camp Falcona. The experiences of summer camp or the skills learned through a YMCA membership will stay with a child forever. Strong kids and strong families build stronger communities everywhere.

Camp Falcona was established in 1937 by then Falconbridge Manager Ernest Craig as a summer camp for employees' children. It was operated by the company for 60 years before being handed over to the Sudbury YMCA. The YMCA immediately integrated it with their John Island Camp programming and hired full-time professionals to run the

YMCA Sudbury

xstrata nickel

operation. Under the YMCA's direction Camp Falcona currently offers traditional summer camps for children, family camping, as well as non-summer initiatives such as school programs and programs for rental groups. The YMCA markets Camp Falcona throughout the North in Sault Ste. Marie, Timmins and North Bay. True to their mandate, they have always offered financial assistance to families who could not afford the camp fees. The future looks bright as innovative outdoor programs now have a permanent home in Sudbury thanks to Xstrata Nickel.

Xstrata Nickel, *headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; a high-grade sulphide mine and processing facility in Western Australia and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania, Araguaia in Brazil and Sinclair in Australia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 116,000 tonnes of refined nickel. In Sudbury, Xstrata Nickel employs more than 1,800 people. For more information about Xstrata Nickel, please visit www.xstrata.com.*

YMCA Sudbury is a charity offering opportunities to individuals, families and communities for personal growth in spirit, mind and body and service to others. We focus on the healthy growth of children, strengthening families and addressing community needs. We engage over 40,000 people through health, fitness and recreation, child, youth and family, and employment and community programs at more than 15 sites across the Greater Sudbury area. For more information please visit www.sudbury.ymca.ca

-30-

Media Contacts:

Kerri Jones
Senior Advisor, Corporate Affairs
Xstrata Nickel
(705) 693-2761 ext. 3989
kjones@xstratanickel.ca

John Schmitt
Chief Executive Officer
YMCA Sudbury
(705) 673-9136
john.schmitt@sudbury.ymca.ca

FOR IMMEDIATE RELEASE
JUNE 19, 2008

XSTRATA NICKEL AND WAHNAPITAE FIRST NATION SIGN PARTICIPATION AGREEMENT

SUDBURY, ONTARIO – Xstrata Nickel Sudbury Operations and the Wahnapitae First Nation (WFN) yesterday signed a long-term Participation Agreement that will serve as a foundation for a working relationship between the two parties focused on environmental protection, education and training, and community development.

"This is a great day for our community," said Wahnapitae First Nation's Chief, Ted Roque. "This agreement provides for our involvement, input and a vehicle for a partnership that is beneficial to both Xstrata Nickel and Wahnapitae First Nation."

"This agreement reflects the positive relationship between Xstrata Nickel and the Wahnapitae First Nation," said Mike Romaniuk, Vice-President of Xstrata Nickel's Sudbury Operations. "I am pleased to see our collaborative and constructive discussions have resulted in a mutually beneficial framework that will strengthen their community on a sustainable basis."

Under the Participation Agreement, Xstrata Nickel will provide an annual contribution that will be allocated to environmental, educational and community projects and initiatives. Decisions about how the contributions are invested will be made on an annual basis by an Implementation Committee made up of representatives from Xstrata Nickel and Wahnapitae First Nation.

"While we felt there was already an excellent partnership between WFN and Xstrata Nickel, we did not have the written words of an agreement," said Chief Roque. "We are delighted that our friends, colleagues, and community have been able to witness this signing and the formalization of our relationship. It was an important and emotional day for me as well as the community. It is wonderful to see how the negotiating teams were able to bring their colleagues together to work with us on this agreement. Equally, I am overwhelmed at the support of our community that has completely embraced this partnership. This is the very first formal agreement of this magnitude for the Sudbury camp and for our community. Now the stage is formally set to make both parties leaders in the Sudbury area."

Initial activities under the agreement include participation of WFN in Xstrata Nickel's high levels of environmental monitoring at both its Sudbury smelter and Nickel Rim South project. This is demonstrated through the funding of a full time Environmental Coordinator that will assist the Wahnapitae First Nation community with activities such as water sampling and reviewing and analyzing environmental data.

Xstrata Nickel will also support education and training initiatives within Wahnapitae First Nation, including scholarships and training opportunities. Community development activities will include assisting in the addition of community infrastructure, such as the planned community centre.

The agreement was signed by Mike Romaniuk and Chief Ted Roque yesterday at Wahnapitae First Nation's reserve. Members of the Wahnapitae First Nation community attended the signing, and were joined by members of the agreement's negotiating teams.

Wahnapitae First Nation *is signatory to the Robinson-Huron Treaty of 1850. It is listed as #11 on the Schedule of Reserves. ELEVENTH --Tagawinini and his Band, two miles square at Wanabitibing, a place about forty miles inland, near Lake Nipissing. The First Nation is an Ojibway Band and forms part of the Anishinabek Nation. The Indian Reserve #11 is located some 50 km north of Sudbury, Ontario, and is accessible by all season paved and gravel roads from the town of Capreol. The reserve land base is 2 miles by 2 miles on the north shore of Lake Wahnapitae.*

Xstrata Nickel, *headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; a high-grade sulphide mine and processing facility in Western Australia and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania, Araguaia in Brazil and Sinclair in Australia. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 116,000 tonnes of refined nickel. In Sudbury, Xstrata Nickel employs more than 1,800 people. For more information about Xstrata Nickel, please visit www.xstrata.com.*

-30-

Media Contacts:

Doug Conroy
Manager, Human Resources
Xstrata Nickel
(705) 966-3411 ext. 6731
dconroy@xstratanickel.ca

Hans Matthews
Chair, Mineral Industry Working Group
Wahnapitae First Nation
(705) 858-4444
Aboriginal.mine@xplornet.com

xstrata
copper

MEDIA RELEASE

XSTRATA COPPER UPDATE ON INDOPHIL BID

Brisbane, 20 June 2008

Xstrata Queensland Limited (ABN 69 009 814 019) ("Xstrata") a wholly owned subsidiary of Xstrata plc (LSE: XTA.L, ZSE: XTA.S), notes the announcement by a consortium comprising Crosby Capital Limited, the Alsons Group and Mr Richard Laufmann, CEO and Managing Director of Indophil Resources NL (Indophil) ("Crosby Capital Consortium") to acquire 100 per cent of Indophil for $1.28 cash per share ("the Competing Offer").

Given Indophil's bid for Lion Selection Limited ("Lion Selection") is still outstanding, the approval of Lion shareholders is required to effect the sale of that part of Lion's investment in Indophil pursuant to the pre-bid acceptance agreement with Xstrata dated 14 March 2008. The pre-bid acceptance agreement contains a provision (Clause 7(c)) which, in the event of a higher competing offer for Indophil being announced prior to the date of the Lion Selection general meeting, allows the directors of Lion to withdraw their recommendation that Lion shareholders vote in favour of the resolution to approve the sale pursuant to the Xstrata pre-bid acceptance agreement if Xstrata does not announce an intention to at least match that higher competing offer either by the fifth business day after the higher competing offer is announced or at least 24 hours before the commencement of the general meeting of Lion Selection (whichever is earlier). The Lion Selection general meeting is due to be held on Monday 23 June 2008.

Given the significant risks and costs associated with the Tampakan Copper project, which are well detailed in Xstrata's bidder's statement lodged with ASIC on 13 June 2008 and the significant premium which has been offered by the Crosby Capital Consortium, Xstrata has chosen not to match the Competing Offer at this time.

Xstrata is considering its options and will review its position with regard to its offer for Indophil after the Lion Selection General Meeting. Xstrata will continue to advise the market of its current intentions.

Deutsche Bank is acting as financial adviser and Allens Arthur Robinson is acting as legal adviser to Xstrata in relation to the Offer.

ENDS

For further information, please contact:

Xstrata Copper
Sue Sara
Telephone: +61 7 3295 7535
Mobile: +61 7 411 206 090
Email: suesara@xstrata.com.au

Xstrata Group
Claire Divver
Telephone: +44 20 7968 2871
Mobile: +44 7785 964 340
Email: cdivver@xstrata.com

Xstrata Group
Investors and analysts
Hanré Rossouw
Telephone: +44 20 7968 2820
Mobile: +44 7879 455 885
Email: hrossouw@xstrata.com

Deutsche Bank
Alex Cartel
Managing Director
Co-Head Natural Resources Group
Telephone: +61 3 9270 4475
Mobile: +61 407 434 220
Email: alex.cartel@db.com

www.xstrata.com

About the Tampakan copper project
The Tampakan copper project is located on the southern Philippine island of Mindanao, approximately 65 kilometres north of General Santos City. The current project is situated on the boundary of three Provinces – South Cotabato, Sultan Kudarat and Davao Del Sur. The Tampakan copper gold deposit is located in the province of South Cotabato, municipality of Tampakan.

The Tampakan mineral resource is the largest undeveloped copper-gold deposit in South East Asia. The latest mineral resource estimate confirmed 2.2 billion tonnes containing 12.8 million tonnes of copper and 15.2 million ounces of gold at a 0.3% copper cut-off grade.

On 30 March 2007, Xstrata Copper acquired 62.5% of the controlling interest in the Tampakan copper project and assumed management control through its Philippines based affiliate Sagittarius Mines, Inc. **www.smi.com.ph**

About Xstrata Copper
Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes. It employs over 15,000 people, including contractors.

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Xstrata is a major, long-term investor in Australia and currently employs over 11,000 people at its coal, copper, zinc and nickel operations in New South Wales, Queensland, the Northern Territory and Western Australia. Since 2002 Xstrata has invested over A$16 billion (US$11.2 billion) in Australia.

xstrata copper

MEDIA RELEASE

XSTRATA COPPER ANNOUNCES INTENTION TO MATCH COMPETING OFFER BY THE CROSBY CAPTIAL CONSORTIUM FOR INDOPHIL

22 June 2008, London and Sydney

"Xstrata Queensland Limited (ABN 69 009 814 019) ("Xstrata") a wholly-owned subsidiary of Xstrata plc (LSE: XTA.L, ZSE: XTA.S), refers to the statement made by it on 20 June that it had chosen not to match the offer by a consortium comprising Crosby Capital Limited, the Alsons Group and Mr Richard Laufmann, CEO and Managing Director of Indophil Resources NL (Indophil) (the "Crosby Capital Consortium") to acquire 100 per cent of Indophil for $1.28 cash per share at this time.

Having now had time to further consider its options with regard to its offer for Indophil, Xstrata wishes to confirm that it now intends to match the offer made by the Crosby Capital Consortium by increasing its offer to $1.28.

In accordance with the pre-bid acceptance agreement between Xstrata and Lion Selection Limited ("Lion Selection") dated 14 May 2008, if Xstrata matches any competing offer at least 24 hours prior to the commencement of the Lion Selection general meeting, then the Lion Selection directors are required to recommend that Lion shareholders vote in favour of the resolution to approve the sale of that part of Lion's investment in Indophil to Xstrata, pursuant to this pre-bid acceptance agreement.

Deutsche Bank is acting as financial adviser and Allens Arthur Robinson is acting as legal adviser to Xstrata in relation to the Offer."

ENDS

For further information, please contact:

Xstrata Copper		**Xstrata Group**	
Sue Sara		Claire Divver	
Telephone:	+61 7 3295 7535	Telephone:	+44 20 7968 2871
Mobile:	+61 7 411 206 090	Mobile:	+44 7785 964 340
Email:	suesara@xstrata.com.au	Email:	cdivver@xstrata.com

www.xstrata.com

McArthur River Mining

Xstrata File
Number 82-34660

MEDIA RELEASE

XSTRATA ZINC TODAY WELCOMED TRADITIONAL OWNERS ONTO MRM MINE SITE

Darwin, 23 June 2008

Xstrata Zinc's McArthur River Mining (MRM) today welcomed a group of Traditional Owners and community members to the mine site to participate in a ceremony in accordance with Aboriginal tradition at a nominated sacred site.

MRM General Manager Ettienne Moller said MRM was pleased to facilitate today's visit.

A previously arranged visit planned for Saturday (21 June) was cancelled by the Traditional Owners.

"We have been keen to organise a visit and today was extremely positive.

"The visit allowed the Traditional Owners to gain real peace of mind that their sacred sites were being protected," Mr Moller said.

"The group conducted a ceremony at one of their sacred sites under the guidance of Bruce Joy, Djunkai, Keeper of the Dreamtime Stories, Senior Traditional Owner, Gurdanji people.

"In the spirit of cooperation, we then took the Traditional Owners on a guided tour of the mine where we were able to show them the open pit development, the completed river diversion works and our extensive rehabilitation activities, before sharing lunch.

"This visit was a great step forward as we continue to work closely with our local Traditional Owners and the community to deliver significant economic and social benefits to the Territory," Mr Moller said.

ends

Xstrata Zinc Australia contacts:
Patrick Collins
General Manager
Corporate Affairs and Community Relations
Xstrata Zinc Australia
Telephone: 0423 842 994
Email: pcollins@xstratazinc.com.au

Kathy Mac Dermott, Rowland
Telephone: 07 3229 4499
Mobile: 044 88 44 508
Email: Kathy.macdermott@rowland.com.au

About Xstrata Zinc:
Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, operations comprise the Mount Isa, George Fisher underground and Black Star open cut zinc lead mines, zinc lead concentrator, lead smelter and Bowen Coke Works in north Queensland; 75% of the Lady Loretta zinc lead deposit in north-west Queensland; the McArthur River open pit zinc lead mine, processing and port operations in the Northern Territory; and 50% of the Lennard Shelf underground zinc lead mine and processing operations in Western Australia.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

xstrata
copper

PRESS RELEASE

XSTRATA COPPER'S NORTH CHILE DIVISION ANNOUNCES THE APPOINTMENT OF A NEW CHIEF OPERATING OFFICER

Antofagasta, 25 June 2008

Xstrata Copper's North Chile Division announces the appointment of Mr. Stefan Buys as the new Chief Operating Officer of North Chile Division to replace Mr. Jon Evans, effective 14th July 2008, who will be leaving the organization to become the new CEO of Compañía Minera Doña Inés de Collahuasi SCM.

Among his achievements, Jon Evans has been responsible for establishing Xstrata Copper's new North Chile division, and for providing leadership and management to the expansion and environmental improvement projects of the Altonorte metallurgical facility, which upon completion will increase its capacity by 30%, and turn Altonorte into one of the world's largest copper smelters. In addition, Mr. Evans and his team conducted the expansion project of Lomas Bayas Mine that will increase copper production capacity to 75,000 tonnes of copper cathodes, and will result in a significant extension of the mine operating life.

Mr. Stefan Buys' wealth of experience in the mining industry includes various senior positions at Xstrata Alloys Business Unit, South Africa.

"Stefan brings with him a broad range of experience in the mining and metallurgical industries that, along with our current management team, will provide the necessary leadership to ensure the North Chile Division continues to implement its growth strategy, to successfully implement a number of environmental improvement and expansion projects at our operations in north Chile's Region II of Antofagasta, and to provide important management and technical support to the Collahuasi business in the Region I of Tarapacá", said Charlie Sartain, CEO Xstrata Copper. "We are entering an exciting phase of growth for both the North Chile Division and Collahuasi".

As the new Chief Operating Officer of the North Chile Division, Stefan Buys will also assume responsibility for the oversight of Xstrata Copper's 44% interest in Collahuasi through his appointment to Collahuasi's Executive Committee and Board of Directors.

ends

Xstrata Copper's North Chile Division Contacts:

Name: Luis Lino
Telephone: +56 55 416107
Mobile: +56 9 9699 8107
Email: llino@xstratacopper.cl

Name: Juan Pablo Schaeffer
Telephone: +56 2 478 2272
Mobile: +56 9 9949 5245
Email: jschaeffer@xstratacopper.cl

Name: Emily Russell
Telephone: +56 2 4782204
Mobile: +56 9 7887 9487
Email: erussell@xstratacopper.cl
www.xstrata.com

Note to Editors

ABOUT NORTH CHILE DIVISION

Xstrata Copper's North Chile Division is based out of the city of Antofagasta and manages the nearby Altonorte custom smelter and the Lomas Bayas mining operation, 120 kilometres East of the city of Antofagasta. It also administers Xstrata Copper's 44% share in the Collahuasi mine in northern Chile's Region I.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Phillippines, El Morro in Chile, El Pachón in Argentina and Frieda River in Papua New Guinea.

Xstrata Copper is the fourth largest global copper producer with annual attributable production of over one million tonnes. It employs over 15,000 people, including contractors.

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

Regulatory Announcem xstrata

All of our regulatory announcements are formatted for online viewing and printing (RSS feed available).

Notification of transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons (PDF)

Zug, 2 April 2008

Name of the issuer

Xstrata plc

State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

Name of person discharging managerial responsibilities / director

David Rough

State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

Notification does not relate to a person connected with a director

Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of the person referred to in 3 above

Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.50 each in Xstrata plc

Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

White Rose Nominees Limited

State the nature of the transaction

Sale of shares

Number of shares, debentures or financial instruments relating to shares acquired

Nil

Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Nil

Number of shares, debentures or financial instruments relating to shares disposed

3,605

Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.000%

Price per share or value of transaction

£35.08

Date and place of transaction

London - 31 March 2008

Date issuer informed of transaction

xstrata

31 March 2008

Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

2 April 2008

END

Regulatory Announcem xstrata

All of our regulatory announcements are formatted for online viewing and printing (RSS feed available).

Annual Report and Accounts 2007 / Notice of Annual General Meeting

Zug, 7 April 2008

Two copies of each of the documents listed below have been submitted to the Financial Services Authority and will shortly be available for inspection at the Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Documents submitted:

Xstrata plc (the "Company") Annual Report and Accounts 2007
Notice of Annual General Meeting of the Company to be held on 6 May 2008
Proxy Form

Copies of the above documents are also available on the Company's website: www.xstrata.com

ends

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Xstrata File
Number 82-34660

xstrata

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Mick Davis

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **State the nature of the transaction**
   (i) Grant of 31,109 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2009
   (ii) Grant of 31,109 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2010.

8. **Date of grant**
   4 April 2008

9. **Name of contact and telephone number for queries**

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

xstrata

8 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Trevor Reid

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **State the nature of the transaction**
   (i) Grant of 106,058 options under the Xstrata Long Term Incentive Plan at an option price of £35.36 per share, exercisable between 4th April 2011 and 4th April 2018.
   (ii) Grant of 31,817 shares under the Xstrata Long Term Incentive Plan vesting on 4th April 2011.

   The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

   (iii) Grant of 14,509 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2009
   (iv) Grant of 14,509 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2010.

8. **Date of grant**
   4 April 2008

9. **Name of contact and telephone number for queries**

Richard Elliston　　　　Claire Divver

Number 82-34660

xstrata

Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

8 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Santiago Zaldumbide

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **State the nature of the transaction**
   (i) Grant of 100,871 options under the Xstrata Long Term Incentive Plan at an option price of £35.36 per share, exercisable between 4th April 2011 and 4th April 2018.
   (ii) Grant of 30,261 shares under the Xstrata Long Term Incentive Plan vesting on 4th April 2011.

   The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

xstrata

(iii) Grant of 18,762 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2009
(iv) Grant of 18,762 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2010.

8. **Date of grant**
4 April 2008

9. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

8 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
Xstrata plc

2. **State whether the notification relates to**
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
Charlie Sartain

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**

xstrata

Ordinary shares of US$0.50 each in Xstrata plc

7. **State the nature of the transaction**
(i) Grant of 73,756 options under the Xstrata Long Term Incentive Plan at an option price of £35.36 per share, exercisable between 4th April 2011 and 4th April 2018.
(ii) Grant of 22,127 shares under the Xstrata Long Term Incentive Plan vesting on 4th April 2011.

The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 14,409 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2009
(iv) Grant of 14,409 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2010.

8. **Date of grant**
4 April 2008

9. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

8 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
Xstrata plc

2. **State whether the notification relates to**
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
Ian Pearce

xstrata

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of a holding of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.50 each in Xstrata plc

7. State the nature of the transaction

(i) Grant of 57,519 options under the Xstrata Long Term Incentive Plan at an option price of £35.36 per share, exercisable between 4th April 2011 and 4th April 2018.
(ii) Grant of 17,256 shares under the Xstrata Long Term Incentive Plan vesting on 4th April 2011.

The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 10,779 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2009
(iv) Grant of 10,779 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2010.

8. Date of grant

4 April 2008

9. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

8 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

xstrata

1. **Name of the issuer**
Xstrata plc

2. **State whether the notification relates to**
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
Peter Freyberg

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

7. **State the nature of the transaction**
(i) Grant of 43,659 options under the Xstrata Long Term Incentive Plan at an option price of £35.36 per share, exercisable between 4th April 2011 and 4th April 2018.
(ii) Grant of 13,098 shares under the Xstrata Long Term Incentive Plan vesting on 4th April 2011.

The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 8,529 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2009
(iv) Grant of 4,265 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2010.

8. **Date of grant**
4 April 2008

9. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

xstrata

Richard P Elliston

Date of Notification

8 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Peet Nienaber

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **State the nature of the transaction**
   (i) Grant of 35,385 options under the Xstrata Long Term Incentive Plan at an option price of £35.36 per share, exercisable between 4th April 2011 and 4th April 2018.
   (ii) Grant of 10,616 shares under the Xstrata Long Term Incentive Plan vesting on 4th April 2011.

   The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

   (iii) Grant of 6,159 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2009
   (iv) Grant of 6,159 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2010.

8. **Date of grant**
   4 April 2008

xstrata

9. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

8 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Benny Levene

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **State the nature of the transaction**
   (i) Grant of 47,752 options under the Xstrata Long Term Incentive Plan at an option price of £35.36 per share, exercisable between 4th April 2011 and 4th April 2018.

(ii) Grant of 14,326 shares under the Xstrata Long Term Incentive Plan vesting on 4th April 2011.

The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 9,329 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2009
(iv) Grant of 9,329 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2010.

8. Date of grant
4 April 2008

9. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

8 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities / director
Thras Moraitis

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

xstrata

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

7. **State the nature of the transaction**
(i) Grant of 54,264 options under the Xstrata Long Term Incentive Plan at an option price of £35.36 per share, exercisable between 4th April 2011 and 4th April 2018.
(ii) Grant of 16,279 shares under the Xstrata Long Term Incentive Plan vesting on 4th April 2011.

The number of options and contingent share awards granted are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 9,898 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2009
(iv) Grant of 9,898 Shares under the Xstrata Annual Bonus Plan, deferred until 26 February 2010.

8. **Date of grant**
4 April 2008

9. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

8 April 2008

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Santiago Zaldumbide

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
   K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
   The transfer to Santiago Zaldumbide of Shares awarded under the Annual Bonus Plan in 2006 and 2007 and under the Xstrata Long Term Incentive Plan which vested on 26 March 2008.

9. **Number of shares transferred**
   105,982

10. **Date of transaction**
    10 April 2008

11. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

11 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Charlie Sartain

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
   K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
   The transfer to Charlie Sartain of Shares awarded under the Annual Bonus Plan in 2006 and 2007 and under the Xstrata Long Term Incentive Plan which vested on 26 March 2008.

9. **Number of shares transferred**
   64,674

10. **Date of transaction**
    10 April 2008

11. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

11 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Ian Pearce

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
   K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
   The transfer to Ian Pearce of Shares awarded under the Annual Bonus Plan in 2007 which vested on 26 March 2008.

9. **Number of shares transferred**
   3,494

10. **Date of transaction**
    10 April 2008

11. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

11 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Peet Nienaber

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
   K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
   The transfer to Peet Nienaber of Shares awarded under the Bonus Plan in 2007 and under the Xstrata Long Term Incentive Plan which vested on 26 March 2008.

9. **Number of shares transferred**
   25,209

10. **Date of transaction**
    10 April 2008

11. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

11 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Peter Freyberg

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
   K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
   The sale of Shares awarded under the Xstrata Long Term Incentive Plan which vested on 26 March 2008.

9. **Number of shares, debentures or financial instruments relating to shares disposed**
   16,975

10. **Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)**
    0.001%

11. **Price per share or value of transaction**
    £37.97

12. **Date of transaction**

8 April 2008

13. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

11 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
Xstrata plc

2. **State whether the notification relates to**
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
Thras Moraitis

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of a holding of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
The sale by Thras Moraitis of his interest in 11,514 Shares awarded under the Xstrata Long Term Incentive Plan which vested on 26 March 2008 to a discretionary trust of which Thras Moriatis and other connected persons of Thras Moraitis are beneficiaries.

9. **Number of shares, debentures or financial instruments relating to shares disposed**

11,514

10. **Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)**
0.001%

11. **Price per share or value of transaction**
£38.43

12. **Date of transaction**
10 April 2008

13. **Date issuer informed of transaction**
10 April 2008

14. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

11 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
Xstrata plc

2. **State whether the notification relates to**
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
Mick Davis

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification relates to Mick Davis, a director, and his wife Barbara Davis, a connected person

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of holdings of the persons referred to in 4 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them
K.B. (C.I.) Nominees Limited

8. State the nature of the transaction
(i) The transfer by Mick Davis of his interest in 51,836 Shares awarded under the Xstrata Annual Bonus Plan in 2006 and 2007 which vested on 26 March 2008 to Barbara Davis, by way of gift.
(ii) The sale of 51,836 Shares by Barbara Davis to a discretionary trust of which Mick Davis, Barbara Davis and other connected persons of Mick Davis are beneficiaries.

9. Number of shares, debentures or financial instruments relating to shares disposed
51,836

10. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.005%

11. Price per share or value of transaction
(i) Shares gifted for nil consideration
(ii) £38.67

12. Date of transaction
(i) 7 April 2008
(ii) 10 April 2008

13. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Mick Davis has interests in:
195,173 Shares held beneficially
496,997 Share options exercisable at an exercise price of £3.84 between 1 October 2005 and 1 October 2012
496,997 Share options exercisable at an exercise price of £4.22 between 1 October 2006 and 1 October 2013
374,516 Share options exercisable at an exercise price of £3.22 between 10 February 2006 and 10 February 2013
770,482 Share options exercisable at an exercise price of £6.58 between 5 March 2007 and 5 March 2014

14. Date issuer informed of transaction
10 April 2008

15. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

11 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Trevor Reid

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification relates to Trevor Reid, a director, and his wife Sandra Reid, a connected person

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of holdings of the persons referred to in 4 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholder(s) and, if more than one, the number of shares held by each of them**
   K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
   (i) The transfer by Trevor Reid of his interest in 53,763 Shares awarded under the Xstrata Annual Bonus Plan in 2006 and 2007 and the Xstrata Long Term Incentive Plan which vested on 26 March 2008 to Sandra Reid, by way of gift.
   (ii) The sale of 53,763 Shares by Sandra Reid to a discretionary trust of which Trevor Reid, Sandra Reid and other connected persons of Trevor Reid are beneficiaries.

9. **Number of shares, debentures or financial instruments relating to shares disposed**
   53,763

10. **Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)**
    0.005%

11. **Price per share or value of transaction**
    (i) Shares gifted for nil consideration
    (ii) £39.40

12. **Date of transaction**
    (i) 4 April 2008

(ii) 10 April 2008

13. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Trevor Reid has interests in:

148,498 Share options exercisable at an exercise price of £5.68 between 15 January 2007 and 15 January 2014

327,454 Share options exercisable at an exercise price of £6.58 between 5 March 2007 and 5 March 2014

214,647 Share options exercisable at an exercise price of £9.49 between 11 March 2008 and 11 March 2015

14. Date issuer informed of transaction

10 April 2008

15. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

11 April 2008

END

REGULATORY ANNOUNCEMENT

BLOCK LISTING SIX MONTHLY RETURN

Date: Zug 15 April 2008

1. Name of applicant:

   Xstrata plc

2. Name of scheme:

   Xstrata Capital Corporation A.V.V. US$375,000,000 4.00 per cent Guaranteed Convertible Bonds due 2017

3. Period of return:

   From: 15 October 2007 to 15 April 2008

4. Balance under scheme from previous return:

   13,575,432 Ordinary Shares of US$0.50 each ("Ordinary Shares")

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   Nil

6. Number of *securities* issued/allotted under scheme during period:

   Nil

7. Balance under scheme not yet issued/allotted at end of period:
   13,575,432 Ordinary Shares

8. Number and *class* of *securities* originally listed and the date of admission:

   13,575,432 Ordinary Shares on 17 October 2006

9. Total number of *securities* in issue at the end of the period:

   977,666,920 Ordinary Shares

10. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Ends

REGULATORY ANNOUNCEMENT

BLOCK LISTING SIX MONTHLY RETURN

Date: Zug 17 April 2007

1. Name of applicant:

   Xstrata plc

2. Name of scheme:

   Xstrata Capital Corporation A.V.V. US$375,000,000 4.00 per cent Guaranteed Convertible Bonds due 2017

3. Period of return:

   From: 17 October 2006 to 17 April 2007

4. Balance under scheme from previous return:

   N/A (no previous return)

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

   Nil

6. Number of *securities* issued/allotted under scheme during period:

   Nil

7. Balance under scheme not yet issued/allotted at end of period:

   13,575,432 Ordinary Shares of US$0.50 each ("Ordinary Shares")

8. Number and *class* of *securities* originally listed and the date of admission:

   13,575,432 Ordinary Shares on 17 October 2006

9. Total number of *securities* in issue at the end of the period:

   971,666,920 Ordinary Shares

10. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Ends

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Santiago Zaldumbide

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **State the nature of the transaction**
   (i) The sale of 105,982 shares
   (ii) The exercise of 100,000 options granted under the 2005 Long Term Incentive Plan at an option price of £9.49

8. **Name of registered shareholder(s)**
   Santiago Zaldumbide - 105,982 in respect of transaction (i)
   K.B.(C.I.) Nominees Limited - 100,000 in respect of transaction (ii)

9. **Price per share**
   (i) £40.56
   (ii) £40.73

10. **Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentages)**
    0.02%

11. **Date and place of transaction**
    London- 23 April 2008

12. **Total number of (i) shares held beneficially, (ii) deferred bonus shares, (iii) options and (iv) contingent share awards, following notification**

    (i) Nil
    (ii) 60,709
    (iii) 483,021
    (iv) 100,772

13. **Date issuer informed of transaction**

23 April 2008

14. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification

24 April 2008

END

31 October 2007	Notification of major interests in shares
30 October 2007	Xstrata Coal News Release: Xstrata Coal acquires majority shareholdir Austral Coal
28 October 2007	Recommended A$23.00 per share cash offer by Xstrata for Jubilee
22 October 2007	Xstrata subsidiary Falconbridge Limited announces change of name
18 October 2007	Xstrata Coal announces completion of Anvil Hill Acquisition
15 October 2007	Block listing six monthly return
27 September 2007	Director/PDMR shareholding
19 September 2007	Xstrata Subsidiary Falconbridge Limited declares preferred share dividend
18 September 2007	Purchase of shares by Batiss Investments
17 September 2007	Xstrata Coal announces bid for Austral Coal Limited
17 September 2007	Xstrata Coal announces purchase of Anvil Hill
11 September 2007	Purchase of shares by Batiss Investments
10 September 2007	Purchase of shares by Batiss Investments
7 September 2007	Purchase of shares by Batiss Investments
6 September 2007	Purchase of shares by Batiss Investments
30 August 2007	Purchase of shares by Batiss Investments
29 August 2007	Purchase of shares by Batiss Investments
28 August 2007	Purchase of shares by Batiss Investments
24 August 2007	Xstrata Coal Proposal Approved
22 August 2007	Purchase of shares by Batiss Investments
21 August 2007	Purchase of shares by Batiss Investments
20 August 2007	Purchase of shares by Batiss Investments
7 August 2007	Director resignation (Fred Roux)
7 August 2007	Xstrata Interim Results for the 6 months ended 30 June 2007
7 August 2007	Xstrata Alloys announces offer for Eland Platinum Holdings Limited
17 July 2007	Xstrata Coal: Proposed acquisition of Cumnock Coal
20 June 2007	Notice of Variation and change Xstrata Canada Acquisition Corp
19 June 2007	Xstrata subsidiary Falconbridge Limited declares preferred share dividends
15 June 2007	Xstrata extends offer for LionOre
12 June 2007	Publication of Final Terms of European Medium Term Note Programme
7 June 2007	Purchase of shares by Batiss Investments
7 June 2007	Pricing of Euro denominated notes
7 June 2007	Xstrata receives approval of SA competition tribunal for LionOre offer
1 June 2007	Xstrata elects not to exercise right to match Norilsk's offer for LionOre and extends Xstrata offer to 15 June (PDF)
27 May 2007	Xstrata extends offer for LionOre
23 May 2007	Director/PDMR shareholding
15 May 2007	Xstrata increases offer for LionOre to C$25.00 per share in cash
8 May 2007	Result of voting on resolutions at AGM
1 May 2007	Total Voting Rights
30 April 2007	Notification of major interests in shares
26 April 2007	Annual Information Update

Regulatory announcements listed above can be viewed on the company website at www.xstrata.com

APPENDIX 2: DOCUMENTS FILED AT COMPANIES HOUSE

All of the documents listed below were filed with Companies House at Crown Way, Maindy, Cardiff CF14 3UZwww.companieshouse.gov.uk on or around the dates indicated. Copies can be downloaded from the Companies House website www.direct.companieshouse.gov.uk

Date filing received by Companies House	Description of document filed
15 April 2008	Annual Accounts made up to 31 December 2007
23 January 2008	88(2)R Allotment of Shares
17 January 2008	363s Annual Return by Company
16 August 2007	Interim Accounts made up to 30 June 2007
15 August 2007	288b Director Resignation

Regulatory Announcem xstrata

All of our regulatory announcements are formatted for online viewing and printing (RSS feed available).

Annual Information Update

Zug 25th April 2008

Xstrata Plc ("the Company") hereby announces that, pursuant to Prospectus Rule 5.2, the information detailed below in Appendices 1 - 5 to this update has been published or made available to the public in the twelve months immediately preceding the date of this update.

APPENDIX 1: RNS ANNOUNCEMENTS

Date of announcement	Headline
15 April 2008	Block Listing Six Monthly Return
11 April 2008	Director/PDMR shareholding
9 April 2008	Director/PDMR shareholding
8 April 2008	Director/PDMR shareholding
4 April 2008	Annual Report and Accounts 2007 / Notice of AGM
2 April 2008	Director/PDMR shareholding
31 March 2008	Director/PDMR shareholding
25 March 2008	Termination of discussions with Vale
14 March 2008	Xstrata Subsidiary Xstrata Canada Corporation declares preferred shares dividends
3 March 2008	Xstrata plc Preliminary Results for the year ended 31st December 2007
25 February 2008	Production Report for 12 months ended 31 December 2007
21 February 2008	Xstrata Nickel News Release: Close of Xstrata offer for Jubilee Mine
20 February 2008	Xstrata Coal News Release: Xstrata confirms 67.49% interest in Resources Pacific
15 February 2008	Xstrata Nickel News Release: Extension of Offer Period for Jubilee Mines
8 February 2008	Xstrata Coal News Release: Xstrata increases unconditional cash offer price for Resource Pacific to $A3.20 pre share and declares offer price final
31 January 2008	Total Voting Rights
31 January 2008	Xstrata Nickel News Release: Xstrata Nickel declares Jubilee offer unconditional and confirms final offer price of A$23 per share
21 January 2008	Xstrata Nickel: Extension of Offer Period for Jubilee Mines
17 January 2008	Issue of six million ordinary shares to Xstrata employee ownership trust and notification of total voting rights
19 January 2008	Director/PDMR shareholding
13 December 2007	Appointment of Claude Lamoureux
12 December 2007	Rule 2.10 UK Takeover Code
12 December 2007	Statement under Rule 2.2(c) of the Takeover Code re media speculation
7 December 2007	Extension of offer period for Jubilee Mines
4 December 2007	Xstrata Coal announces A$2.85 unconditional cash offer for Resource Pacific Holdings Limited
25 November 2007	Xstrata Nickel to declare its takeover offer for Jubilee Mines unconditional if its interest exceeds 50% by 6 December 2007
14 November 2007	Xstrata Plc announces Bond issue
7 November 2007	Xstrata offer of Jubilee receives Australian Foreign Investment Review Board approval

12 June 2007	Special resolution for disapplication of pre-emption rights, authority t
21 May 2007	Annual Accounts made up to 31 December 2006
15 May 2007	88(2)R Allotment of Shares
21 April 2007	288c Secretary's particulars

APPENDIX 3: INFORMATION POSTED ON COMPANY WEBSITE UNDER "PUBLICATIONS"

Date of posting on website	Description of document filed
15 April 2008	Annual Accounts made up to 31 December 2007
4 February 2008	Xstrata Coal: Mining Indaba Cape Town, South Africa
23 January 2008	Xstrata Investor visit to South Africa South Africa
5 December 2007	Xstrata Investor and Analyst Seminar London, UK
28 November 2007	Xstrata Nickel: Québec Exploration 2007 Québec City, Canada
11 November 2007	Deutsche Bank BRICs conference London, UK
8 November 2007	UBS Resources Coal Conference - Xstrata in focus Sydney, Australia
17 October 2007	Xstrata Nickel: Koniambo Project London, UK
17 October 2007	Preliminary Accounts made up to 30 June 2007
9 Sepember 2007	Xstrata South Africa Analyst Visit South Africa
27 August 2007	Xstrata Copper: 6th International Copper-Cobre Conference Toronto Toronto, Canada
22 August 2007	Xstrata Copper: Platform for Growth Chile
16 August 2007	Interim Accounts made up to 30 June 2007
3 August 2007	Xstrata Coal: Queensland Major Projects Queensland, Australia
18 June 2007	Xstrata Copper: Exponor, Presentation on Lomas Bayas Antofagasta, Chile
5 June 2007	Xstrata Copper: Asia Pacific Mining Forum Manila, Philippines
2 June 2007	Prospects for the Global Resources Industry, 37th St Gallen Symposium, Mick Davis St. Gallen, Switzerland
22 May 2007	Xstrata Zinc: Metal Bulletin conference Madrid, Spain
10 May 2007	Merrill Lynch Mining Conference, Mick Davis Dublin, Ireland

In addition, various company presentations made to Conferences and to analysts can be viewed on the company website at www.xstrata.com/investors.php?id=presentations

APPENDIX 4: INFORMATION SENT TO SHAREHOLDERS

Date	Description of document
4 April 2008	The Annual Report and Accounts for the year ended 31st December 2007, Notice of AGM to be held on 6th May 2008, Form of Proxy for the AGM, Dividend Information letter, Electronic Communication Notice of Availability and Currency Election mandate forms.

APPENDIX 5: DOCUMENTS SENT TO THE FINANCIAL SERVICES AUTHORITY DOCUMENT VIEWING FACILITY

Copies of the Annual Reports and Accounts, Notices of meetings, Proxy forms, AGM resolutions and voting, Interim Accounts, Blocklisting six monthly report, US$3 million Euro Medium Term Note Base Prospectus – all reports can be viewed at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Copies of documents are also available for inspection at the Company's registered office, at 4th Floor, Panton House, 25 Haymarket, London SW1Y 4EN, during normal business hours.

Caution: This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.

Xstrata contacts				
Richard Elliston			Claire Divver	
Telephone	+44 20 7968 2885		Telephone	+44 20 7968 2871
Mobile	+44 7759 924 576		Mobile	+44 7785 964 340
Email	relliston@xstrata.com		Email	cdivver@xstrata.com

Ends

Xstrata Plc. Registered in England, Company No: 04345939

Registered office: 4th Floor, 25/27 Haymarket, London, SW1Y 4EN

Xstrata File
Number 82-34660

Regulatory Announcement

RESULT OF VOTING ON RESOLUTIONS AT ANNUAL GENERAL MEETING HELD ON 6TH MAY 2008

Zug, Tuesday, 6th May 2008

Xstrata plc announces that a copy of the resolutions passed at its Annual General Meeting on Tuesday, 6th May 2008, has been submitted to the Financial Services Authority and will shortly be available for inspection at the Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Xstrata plc also announces the result of voting on the resolutions at the Annual General Meeting. Each of the resolutions was passed by the required majority. Resolutions 1 – 9 and 13, as ordinary resolutions, were passed on a show of hands. A poll was taken for resolutions 10, 11 and 12 which were proposed as special resolutions.

Details are set out below of the proxy votes received by Xstrata before the AGM in respect of resolutions 1 – 9 and 13, and the result of the poll taken for resolutions 10, 11 and 12.

	Proxy voting for Resolutions 1-9	For	Against	Votes withheld
1.	Adoption of Annual Report and Financial Statements for the year ended 31 December 2007	704,667,260	845,605	22,672
2.	Declaration of final dividend of US$0.34 cents per ordinary share	701,860,107	235,400	3,440,030
3.	Approval of the Directors' Remuneration Report for the year ended 31 December 2007	626,099,666	71,253,886	8,818,985
4.	Re-election of Willy Strothotte to the Board	503,320,869	80,451,437	121,763,230
5.	Re-election of Paul Hazen to the Board	687,179,636	8,067,040	10,288,861
6.	Re-election of Ian Strachan to the Board	682,839,287	19,632,993	3,063,257
7.	Election of Claude Lamoureux to the	704,159,732	1,131,854	243,951

	Board			
8.	Re-appointment of Ernst & Young LLP as auditors to the Company and authority to determine their remuneration	654,376,751	47,055,694	4,103,092
9.	General authority to the directors to allot relevant securities pursuant to Article 14 of the Company's Articles of Association	702,400,463	2,836,001	299,073
	Result of Poll for Resolutions 10, 11 and 12			
10.	Disapplication of pre-emption rights empowering the directors to allot equity securities pursuant to Article 15 of the Company's Articles of Association	703,894,069	1,423,625	300,313
11.	Adoption of a new form of Articles of Association identified as New Articles 'A' (the "New Articles") with effect from the conclusion of the meeting in substitution for, and to the exclusion of, the existing Articles of Association	705,145,495	6,980	465,532
12.	Subject to the passing of resolution 11, adoption of the new form of Articles of Association identified as New Articles 'B' as the Articles of Association with effect from 1 October 2008, in substitution for, and to the exclusion of, the New Articles.	704,782,553	369,880	465,574
	Proxy voting for Resolution 13			
13.	Amendments to the rules of the Xstrata plc Added Value Incentive Plan.	587,727,272	74,868,355	42,939,910

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Notification of transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities / director
Peet Nienaber

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of a holding of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
K.B. (C.I.) Nominees Limited

8. State the nature of the transaction
a) The transfer to Peet Nienaber of shares awarded under the 2006 Bonus Plan which vested on 25 February 2007; and
b) The sale of shares awarded under the 2006 Bonus Plan.

9. Number of shares transferred/sold
a) 12,274
b) 4,763

10. Price per share
£41.01

11. Date and place of transaction
13 May 2008
London - 2 May 2008

12. Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

13. Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
15 May 2008

Notification of transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities / director
Mick Davis

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of a holding of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. State the nature of the transaction
Contingent award of 1,282,546 shares under the Added Value Incentive Plan at a price of £41.70 per share, in respect of which vesting of 641,273 shares is deferred to 9 May 2009 and vesting of 641,273 shares is deferred to 9 May 2010. This represents 50% of the total reward under the 2005-2008 cycle of the Added Value Plan.

8. Date of award
9 May 2008

9. Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
15 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities / director
Santiago Zaldumbide

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of a holding of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. State the nature of the transaction
The exercise of 147,112 options granted under the 2005 Long Term Incentive Plan at an option price of £9.49.

8. Name of registered shareholder(s)
K.B. (C.I.) Nominees Limited

9. Price per share
£43.42

10. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentages)
0.01%

11. Date and place of transaction
London, 16 May 2008

12. Total number of (i) shares held beneficially, (ii) deferred bonus shares, (iii) options and (iv) contingent share awards, following notification

(i) Nil
(ii) 60,709
(iii) 335,909
(iv) 100,772

13. Date issuer informed of transaction

16 May 2008

Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of notification
19 May 2008

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities / director
Mick Davis

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person
Notification is in respect of a dealing by Athol Property Limited which is owned by the Trustees of the Athol Settlement. Mick Davis is a beneficiary of the Athol Settlement.

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

6. State the nature of the transaction
The purchase of shares in Xstrata plc

7. Name of registered shareholder(s)
Athol Property Limited

8. Number of shares, debentures or financial instruments relating to shares acquired
167,480

9. Price per share
£41.505

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentages)
0.017%

11. Date and place of transaction
London, 21 May 2008

12. Date issuer informed of transaction
21 May 2008

Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of notification
22 May 2008

END

Regulatory Announcem xstrata

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Notification of transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities / director

Peter Freyberg

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person

Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of a holding of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.50 each in Xstrata plc

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

K.B. (C.I.) Nominees Limited

8. State the nature of the transaction

The exercise of options over 64,793 Shares awarded under the Xstrata Long Term Incentive Plan and the sale of those Shares.

9. Number of shares, debentures or financial instruments relating to shares disposed

64,793

10. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.007%

11. Price per share or value of transaction

£40.47

12. Date and place of transaction

3 June 2008 - London

13. Date issuer informed of transaction

4 June 2008

14. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871

Mobile	07759 924 576	Mobile	07785 964 34
Email	relliston@xstrata.com	Email	cdivver@xstra

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Company Secretary

Date of Notification

5 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director
Trevor Reid

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person
Notification relates to Trevor Reid

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of holdings of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them
K.B. (C.I.) Nominees Limited

8. State the nature of the transaction
Transaction A: The exercise of options over 148,498 Shares granted as part of his service contract arrangements and the exercise of options over 51,502 Shares granted under the 2004 Xstrata Long Term Incentive Plan, and the same day sale of such Shares

Transaction B: The exercise of options over 100,000 Shares granted under the 2004 Xstrata Long Term Incentive Plan, and the same day sale of such Shares

9. Number of shares, debentures or financial instruments relating to shares disposed
300,000

10. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.03%

11. Price per share or value of transaction
Transaction A: £41.56
Transaction B: £42.01

12. Date and place of transaction
Transaction A: 9 June 2008 - London
Transaction B: 10 June 2008 - London

13. Following notification, Trevor Reid has interests in (i) shares (ii) options (iii) free share awards and (iv) deferred bonus shares, as follows:
(i) 53,763
(ii) 734,427
(iii) 103,147

(iv) 48,629

14. Date issuer informed of transaction
11 June 2008

15. Name of contact and telephone number for queries

Richard Elliston			Claire Divver	
Telephone	020 7968 2885		Telephone	020 7968 2871
Mobile	07759 924 576		Mobile	07785 964 340
Email	relliston@xstrata.com		Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
12 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities
Benny Levene

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of a holding of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
K.B. (C.I.) Nominees Limited

8. State the nature of the transaction
The exercise of options over (i) 19,717 Shares and over (ii) 20,000 Shares granted under the Xstrata Long Term Incentive Plan and the same day sale of those Shares

9. Number of shares, debentures or financial instruments relating to shares disposed
39,717

10. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
0.004%

11. Price per share or value of transaction
(i) £41.00
(ii) £42.00

12. Date and place of transaction
(i) 6 June 2008 - London
(ii) 9 June 2008 - London

13. Date issuer informed of transaction
11 June 2008

14. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston
Company Secretary

Date of Notification
12 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities
Charlie Sartain

4. State whether notification relates to a person connected with a person discharging managerial responsibilities
Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of a holding of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. State the nature of the transactions
(i) Sale of 64,674 shares
(ii) Exercise of options over 139,692 shares granted under the Xstrata Long Term Incentive Plan and the same day sale of such shares

8. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
(i) Charlie Sartain
(ii) K.B. (C.I.) Nominees Limited

9. Number of shares transferred
(i) 64,674
(ii) 139,692

10. Percentage of issued class disposed
0.02%

11. Price per share or value of transaction
(i) £42.00
(ii) £41.52 average price

12. Date and place of transaction
(i) 9 June 2008 – London
(ii) 12 June 2008 – London

13. Date issuer informed of transaction
12 June 2008

14. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
13 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities
Thras Moraitis

4. State whether notification relates to a person connected with a person discharging managerial responsibilities
Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of a holding of the person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of US$0.50 each in Xstrata plc

7. State the nature of the transactions
Exercise of options over 65,169 shares granted under the 2005 Xstrata Long Term Incentive Plan and the same day sale of such shares

8. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
K.B. (C.I.) Nominees Limited

9. Number of shares transferred
65,169

10. Percentage of issued class disposed
0.006%

11. Price per share or value of transaction
£42.47

12. Date and place of transaction
23 June 2008 – London

13. Date issuer informed of transaction
23 June 2008

14. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
24 June 2008

END